Exhibit 99.2

Pelcitoclax ( APG - 1252 ) APG - 2449 APG - 5918 Lisaftoclax ( APG - 2575 ) Alrizomadlin ( APG - 115 ) Olverembatinib ( HQP1351 ) 2024 Environmental, Social and Governance Report (Incorporated in the Cayman Islands with limited liability) Stock Code: HKEX: 6855 NASDAQ: AAPG Ascentage Pharma Group International

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 1 Page About this Report 2 Highlights and Performance 3 Message from Management 4 About Ascentage Pharma 6 1 Corporate Governance and Solid Foundations 1. Corporate Governance 2. Business Ethics 7 7 13 2 Global Presence & R&D and Innovation 1. R&D and Innovation 2. Intellectual Property Rights 3. R&D Ethics and Morals 15 15 25 26 3 Strict Quality Control and Sustainable Supply 1. Quality and Safety 2. Service Excellence 3. Supply Chain Management 28 28 39 41 4 Green Production, Safety Assurance 1. Environmental Management 2. Tackling Climate Change 3. Emission Management 4. Occupational Health and Safety 49 49 54 64 67 5 Empowering Talents to Create Warmth Together 1. Employment 2. Talent Development 3. Care and Welfare 4. Welcoming Community 73 73 76 83 88 Appendix I – ESG Key Performance Indicators (KPIs) 90 Appendix II – Hong Kong Stock Exchange Environmental, Social and Governance Reporting Code Content Index 95 Contents

2 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 About this Report Report Review This Report is the sixth Environmental, Social and Governance (hereinafter “ ESG ” ) Report published by Ascentage Pharma Group International (hereinafter the “ Company ” or the “ Group ” ) and its subsidiaries (hereinafter “ Ascentage Pharma ” or “ Ascentage ” or “ we ” or “ us ” ) . Reporting Guidelines The Report has been prepared in accordance with the Environmental, Social and Governance Reporting Code (hereinafter the “ ESG Reporting Code ” ) under Appendix C 2 to the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited (hereinafter the “ Hong Kong Stock Exchange ” ) effective from December 2023 onwards . Scope of Report Timeframe : The Report covers the period between January 1 , 2024 and December 31 , 2024 (hereinafter the “ Reporting Period ” or the “ Year ” or “ 2024 ” ), whereas certain content would be in a retrospective or prospective basis (as appropriate) to enhance completeness of the Report . Scope of report : The content of the Report covers Ascentage Pharma Group International and its subsidiaries, including Ascentage Pharma (HK), Ascentage Jiangsu, Ascentage Suzhou, Ascentage Shanghai, Healthquest Pharma, Ascentage US, Ascentage Australia, Ascentage International and Ascentage Investment . Data Source and Description The information and data used in this Report are collected from the official documents and statistical reports of the Group, which have been reviewed by relevant departments . Unless otherwise specified, the currency in this Report is Renminbi (RMB) . Reliability Assurance and Approval The Group has not found any false record, misleading statement or material omission in this Report . This Report complies with all the “ comply or explain ” provisions in the ESG Reporting Code and prepared according to the reporting principles of materiality, quantitative and balance in the ESG Reporting Code . This Report was approved by the Board of Directors on April 15 , 2025 . Access and Response to the Report This Report is available in Traditional Chinese and English for readers ’ reference . This Report can be found within the category of Financial Statements/ESG Information, on the HKEX news website or the official website of Ascentage Pharma (https : //www . ascentagepharma . com) . We greatly value opinions from stakeholders and welcome your feedback via the following contact channels . Your opinion will facilitate us in further improving the Report and enhance the Group ’ s overall ESG performance . Email : ir@ascentage . com Address: 68 Xinqing Road, Suzhou Industrial Park, Suzhou, Jiangsu Phone number: 86 - 21 - 61951088

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 3 Environmental, Social and Governance Report 2024 Highlights and Performance Innovation and Research and Development (R&D) Annual R&D investment amounted to RMB 947.2 million We have obtained a total of 16 Orphan Drug Designations (ODDs) from the FDA and 1 ODD from the EU for 4 of the Company ’ s investigational drug candidates ; we have also obtained 2 Fast Track Designations and 2 Rare Pediatric Disease (RPD) designations by the FDA During the Reporting Period, olverembatinib was successfully included in the National Reimbursement Drug List (NRDL) for Basic Medical Insurance , Work - Related Injury Insurance, and Maternity Insurance (2024) . All approved indications of olverembatinib are covered by the NRDL Quality and Safety During the Reporting Period, Ascentage Pharma successfully obtained ISO 9001 quality management system certification , covering 100% of the Company ’ s production facilities Zero product recalls for safety and health reasons Environment and Health During the Reporting Period, Ascentage Pharma successfully obtained ISO 14001 environmental management system certification , covering 100 % of the Company ’ s production facilities Additionally, Ascentage Suzhou secured the approval to be a 2 A - level Green Factory in Suzhou Industrial Park for 2024 along with obtaining the second batch of 3 A - level Green Factory in Suzhou Zero incidents of environmental pollution and environmental administrative penalties Zero work - related fatality and injury Employee and Community Employee training coverage reached 100% , with an average of 8.75 training hours per employee Employee coverage rate of the Employee Stock Ownership Plan reached 100%

4 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 Message from Management In 2024 , the pharmaceutical industry forged ahead with unprecedented vitality and potential, riding the wave of innovation and transformation . Ascentage Pharma continued to execute its global patient - centric strategy, driving its growth through research and innovation . As we continue to advance our pipeline products and improve access to and affordability of our commercialized product, we are maximizing value of our stakeholders, particularly patients whose needs yet to be satisfied by existing therapies . Build a robust governance system and strengthen the foundation of corporate integrity . We are committed to establishing a robust corporate governance structure, clearly defining the roles and responsibilities of the Company and ESG management . We continue to deepen our focus on business ethics management, maintaining high ethical standards and a “ zero - tolerance ” policy . We continuously strengthen employees ’ ethical awareness and encourage proactive reporting of any violations . Moreover, we place great emphasis on communication with stakeholders, establishing diverse communication channels to foster close connections with all parties . Pursue innovation - driven global expansion and join hands to build a healthier future . Upholding our core values of “ Patients first ; Science - based ; Data - driven ” , we remain steadfast in advancing our global strategy . We have made continuous progress in product research and innovation, achieving significant milestones during the year, including the Exclusive Option Agreement with Takeda Pharmaceuticals International AG . Leveraging our exceptional R&D capabilities, we have also established a global intellectual property portfolio and formed strategic partnerships with leading biotech and pharmaceutical companies and academic institutions, building a global collaborative network . Additionally, we are steadily advancing global clinical trials, ensuring scientific rigor and precision at every step . Strengthen quality and safety management, and safeguarding the lifeline of pharmaceuticals . We recognize the paramount importance of product quality and safety . As such, we continue to optimize our quality management system and enhance our ability to manage the entire lifecycle of our products . We have also refined our product traceability and recall mechanisms, and continually improved our customer service system to elevate service quality . In addition, we are committed to building a safe and sustainable supply chain, fostering mutually beneficial relationships with supply chain partners to create and share long - term value .

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 5 Environmental, Social and Governance Report 2024 Adhere to green development principles and enhance environmental management efficiency . We actively assume responsibility for environmental protection . Our efforts include continuously optimizing our environmental management system and establishing scientific and reasonable environmental goals . We strive to enhance the effectiveness of our environmental practices and integrate climate change considerations into our sustainability strategy to seize new business opportunities . In addition, we have strengthened the management of pollutant emissions and actively explored and implemented effective pollution reduction measures . We are also dedicated to building a safety culture and fostering a safe and healthy research and development environment to ensure the health and safety of our employees . Foster talent development in a vibrant way and enhance workplace experience . We are dedicated to safeguarding employees ’ rights and continuously enhance their workplace experience through a series of welfare policies . We prioritize communication and interaction with employees to increase their wellbeing and sense of belonging . We implement an international talent strategy, focusing on creating a diverse and inclusive corporate culture . Additionally, we are committed to giving back to society and making a positive impact . We actively uphold our social responsibilities by continuously supporting public welfare initiatives . Looking ahead to 2025 , we will continue to advance sustainability and refine governance practices . We will also remain committed to our mission of “ addressing unmet medical needs in China and around the world ” . We will deepen our patient - centric global strategy, accelerate the global clinical development of our pipeline, and bring more innovative medicines from China to the world . With such efforts, we aim to benefit patients worldwide and illuminate the path to better health . Dr. Yang Dajun Chairman and CEO of Ascentage Pharma

6 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 About Ascentage Pharma We are a global, integrated biopharmaceutical company engaged in discovering, developing and commercializing therapies to address global unmet medical needs primarily in hematological malignancies. Value Vision Mission Patients first; To become a global To address unmet clinical Science - based; leading integrated needs of patients in China and Data - driven biopharmaceutical company around the world Corporate Culture of Ascentage Pharma Established in 2009 and headquartered in Suzhou, China, Ascentage Pharma has offices in Beijing, Shanghai, Guangzhou, Taizhou, China, and Rockville, Maryland in the United States . In October 2019 , Ascentage Pharma was listed on the Main Board of Hong Kong Stock Exchange ( 6855 . HK) . Additionally, as of the release of this Report, Ascentage Pharma has been listed on the Nasdaq Stock Market (AAPG), making it the first 18 A company to achieve dual listing in the U . S . stock market . We always uphold and practice our mission of “ addressing unmet clinical needs of patients in China and around the world ” . To date, Ascentage Pharma has established a robust pipeline of innovative drug candidates, including inhibitors targeting key proteins in apoptosis pathways such as Bcl - 2 , IAP, and MDM 2 - p 53 , as well as next generation inhibitors designed to combat kinase mutations emerging in cancer treatment, becoming the only innovative company globally with clinical - stage drug candidates covering all key apoptosis pathway proteins . At the moment, we are conducting ten registrational trials, including two that were cleared by the FDA, for our three late - stage products, olverembatinib, lisaftoclax and APG - 2449 .

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 7 Environmental, Social and Governance Report 2024 1 Corporate Governance and Solid Foundations Ascentage Pharma acknowledges that corporate governance is crucial for the Company to achieve sustainable and steady growth . To this end, we continuously optimize our corporate governance structure, enhance the effectiveness of our compliance management system, and closely address the needs of all stakeholders, fostering a long - term brand image built on integrity . 1. Corporate Governance Ascentage Pharma is committed to establishing a robust corporate governance system while strictly adhering to relevant laws and regulations . By maintaining a diverse Board of Directors and implementing an efficient ESG management system, we continuously improve our corporate governance . Additionally, the Company actively promotes exchanges and cooperation with stakeholders, driving the Company ’ s sustainable development . 1. Corporate Governance Responsible governance is a crucial safeguard for the Company to achieve stable operations . Ascentage Pharma strictly complies with the Company Law of the People ’ s Republic of China ǉ ( ѝ㨟Ӫ≁ޡ઼഻ޜਨ⌅ Ǌ ) and the Listing Rules of the Hong Kong Stock Exchange ( 俉⑟㚟 Ӕᡰ ǉ кᐲ㾿ࡷ Ǌ ), among other relevant laws and regulations . By formulating and rigorously implementing a series of rules and regulations , we continue to enhance management efficiency and quality, laying a solid foundation for the Company ’ s long - term development . Ascentage Pharma has established a comprehensive and well - structured governance structure, The Board of Directors has established an Audit Committee, a Remuneration Committee and a Nomination Committee, all in alignment with the governance principles that emphasize a clear division of responsibilities, efficiency, and transparency . Besides, our clinical development strategy is guided by our Scientific Advisory Board, which brings together global leading scientific scholars in the field of cancer research . This has ensured strong protection of all stakeholders ’ interests, thereby promoting the Company ’ s sustained and stable growth . Board of Directors Audit Committee Remuneration Committee Nomination Committee Corporate Governance Structure of Ascentage Pharma The Company actively implements a diversity strategy for the Board of Directors . To that end, we are striving to promote a diverse and well - balanced structure for the Board of Directors by comprehensively considering multiple aspects such as gender, professional skills, age level, industry background, depth of knowledge, and educational qualifications of candidates for the Board . In particular, the Company ’ s Nomination Committee is responsible for overseeing the implementation of the company polices relating to the diversity of the Board of Directors and conducting regular assessments to optimize and adjust the diversity policy . We aim to ensure that the Company maintains a high level of independence and fairness in major decision - making .

8 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 As of March 31 , 2025 , the Company ’ s Board of Directors comprises 9 directors, including 6 directors who are independent non - executive directors (INEDs) according to the definition of the Hong Kong Stock Exchange . 2 directors are female, 6 directors have Ph . D . or Doctor of Medicine degrees and 3 directors are non - ethnic Chinese . Each of the Audit Committee, Remuneration Committee and Nomination Committee is chaired by an independent director . The Company remains committed to risk management and control and compliance operations, with the Board of Directors taking the lead in overseeing the risk management and control system to ensure its ongoing effectiveness . Meanwhile, the Audit Committee and senior management jointly monitor the implementation of risk management policies to ensure their adequacy and effectiveness . Additionally, we actively conduct compliance training, incorporating practical case analyses and interactive sessions to provide guidance for identifying and mitigating potential compliance risks . This approach enhances employee engagement and strengthens their understanding of compliance . Compliance Management Training Activity: Legal Risk Analysis of Hot - spot Events In November 2024 , the Company organized a compliance education training session themed “ Legal Risk Analysis of Hot - spot Events ” in China, with Dr . Yang Dajun, Chairman and CEO, invited to attend . This training provided an in - depth legal analysis and education on anti - insurance fraud, highlighting the associated legal risks and emphasizing the importance of strengthening internal controls and oversight to ensure that all employees act in accordance with compliance requirements .

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 9 Environmental, Social and Governance Report 2024 1.1.2 ESG Management and Implementation The Company continues to advance our ESG practices by integrating ESG principles into corporate management . With a comprehensive ESG management system in place, we strive to achieve sustainable development while ensuring stable operations . ESG Management Structure and Responsibilities The Company has established a comprehensive ESG management system with a three - tier organizational structure comprising “ the Board of Directors – the Audit Committee – Functional Departments ” . The Board of Directors serves as the highest responsible body, working together with departments at all levels to collaboratively drive the implementation of the ESG strategies . The ESG responsibilities of the Company ’ s Audit Committee are as follows : Advise on the ESG strategies of the Company and identify material ESG risks and opportunities • Identify material ESG issues, and determine the risks and opportunities brought by such material ESG issues to the Company; • Advise on and regularly review the ESG strategies of the Company for the Board of Directors ’ approval; and • Formulate goals based on the corresponding strategies and regularly review such goals. Approve and review ESG related policies • Review ESG related policies; and • Review and supervise the policies related to material ESG issues to ensure their applicability. Review the annual ESG report of the Company • Review the annual ESG report to ensure that ESG report has made comprehensive disclosure on the ESG risks, measures and progress toward goals, while ensuring compliance with the requirements of related Listing Rules and applicable laws and regulations ; and • Recommend the Board of Directors to approve the ESG report .

10 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 Statement of the Board of Directors The Board of Directors is ultimately responsible for Ascentage Pharma ’ s ESG management policies, target setting, progress review and ESG performance, and is responsible for evaluating and determining the Company ’ s ESG risks, ensuring that the Company has established a sound and effective ESG management and internal control system . In addition, the Board of Directors is responsible for approving the ESG report of the Company . Overall responsibility of the Board of Directors Each functional department is responsible for executing and implementing ESG goals, rules and regulations, and policies approved by the Board of Directors, ensuring that ESG management is integrated into its daily operation . In addition, each functional department submits work reports to the Audit Committee regularly, providing strong support for the Board of Directors to review overall ESG strategies and develop related decisions on a regular basis . ESG implementation and execution Ascentage Pharma attaches great importance to the identification and management of ESG risks and has established a comprehensive risk management framework and supervision mechanism of the progress towards goals . The Audit Committee is responsible for identifying and assessing risks and opportunities based on internal and external conditions of the Company . The Board of Directors is responsible for reviewing and determining risk mitigation strategy and risk management systems to effectively respond to the challenges that potential risks may pose to the Company ’ s ESG management . ESG risk management The Audit Committee is responsible for overseeing and maintaining the communication channels between the Company and our stakeholders . Through analyzing stakeholders ’ concerns, the Audit Committee identifies material ESG issues, thereby recommending specific ESG strategies and actions to the Board of Directors . Material ESG issues

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 11 Environmental, Social and Governance Report 2024 1.1.3 Communication with Stakeholders We value communication with stakeholders and continuously optimize diversified communication platforms to deepen communication and cooperation with them . This approach supports the Company ’ s efforts to advance ESG work . We pay close attention to and actively respond to the expectations and demands of stakeholders, including government and regulatory authorities, shareholders and investors, patients and doctors, employees, suppliers and partners, and the media . By working together, we aim to drive the Company ’ s growth and progress . Communication Channels Major Stakeholders Policy recommendations, work report, information submission, on - site inspection Government and regulatory authorities General meetings, investor meetings, industry summits, analyst meetings, road shows, information disclosure, day - to - day communication via telephone and email Shareholders and investors Clinical trials, physician visits Patients and doctors Bidding conference, suppliers ’ review procedures, exchanges and communications, industry forums Suppliers and partners Internal communication platform, employees ’ satisfaction survey, employee visits and care Employees Community activities, volunteer services Local communities Company webpage, Company ’ s WeChat official account, daily communication and feedback, public opinion monitoring, information disclosure, press conference Media and members of the public

12 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 1.1.4 Analysis of Material Issues In 2024 , Ascentage Pharma, in addition to the results of 2023 assessment of material ESG issues, integrated the requirements of ESG guidelines of the Hong Kong Stock Exchange, industry development trends, the Company ’ s actual operational status in the current year, and strategic plans . On this basis, we analyzed the key concerns of each stakeholder regarding the Company ’ s ESG issues and accordingly developed the matrix of material ESG issues of Ascentage Pharma for 2024 , providing a clear direction for the Company ’ s future strategic plans . Management of chemicals Management of emission Identification and response of climate change risks Staff development and training Protection of labor interest Availability of drugs Safety of clinical trials Staff and employment management Intellectual property Occupational health and safety R&D and innovation Drug quality and safety of products Protection of customers’ rights and privacy Responsible marketing Environmental and natural resources Community investment and charity Effective use of resources Labor standards Labor communication and benefit Provision of customer services Sustainable management of supply chain Product inspections and recalls Sustainable development goals and strategies Corporate governance Operational compliance Anti - corruption and business ethics rights management Materiality to Stakeholders Materiality to Ascentage Pharma Analysis of Material Issues of Ascentage Pharma Important Very Important Extremely Important Environmental responsibility issues Labor responsibility issues Operational responsibility issues Corporate governance responsibility issues

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 13 Environmental, Social and Governance Report 2024 1 . 2 Business Ethics Ascentage Pharma strictly abides by the Anti - Unfair Competition Law of the People ’ s Republic of China ǉ ( ѝ㨟Ӫ≁ޡ઼഻৽н↓⮦ㄦ⡝⌅ Ǌ ), the Anti - Money Laundering Law of the People ’ s Republic of China ǉ ( ѝ㨟Ӫ≁ޡ઼഻৽⍇䥒⌅ Ǌ ), Interim Provisions on Prohibiting Commercial Bribery ǉ ( 䰌 ᯬ⾱→୶ᾝ䋴䋲㹼⛪Ⲵ᳛㹼㾿ᇊ Ǌ ) and other laws and regulations . The Company continuously strengthens its business ethics and anti - corruption control systems, by upholding “ zero - tolerance policy ” towards corruption , favoritism , improper competition and other violations of business ethics . To this end , we have developed the Code of Business Conduct and Ethics ǉ ( ୶ᾝ㹼⛪㠷 䚃ᗧⓆࡷ Ǌ ), which applies to the directors and all employees of the Company (including full - time, part - time , and temporary employees ) as well as stakeholders such as suppliers and contractors who have business relationships with the Company . This has ensured that all business activities are conducted in accordance with high standards of integrity and all applicable laws and regulations . The Board of Directors of the Company is responsible for supervising the implementation of the Code , while the Audit Committee is responsible for organizing and guiding its enforcement to ensure the effectiveness of its implementation . The Company conducts a full - scope audit of the implementation of the Code of Business Conduct and Ethics at least once every three years to verify whether business activities, meetings and events application, financial reimbursement processes, and other commercial behaviors comply with business ethics standards . Additionally, at the beginning of each month, we also conduct a compliance review on ethical business practices to ensure that employees engage with health care professionals (HCPs), health care organizations (HCOs), suppliers, and other partners without involvement in bribery, kickbacks, or other improper conduct . In doing this, we can ensure that both employees and relevant stakeholders adhere to the business ethics code . During the Reporting Period, there were no lawsuits arising from corruption in the Company . The Company continuously conducts anti - corruption and business ethics training and publicity programs for the directors and all employees (including full - time, part - time, and temporary employees) . We also have introduced online compliance courses for all employees to participate in . During the Reporting Period, in addition to implementing regular training plans, we organized 11 additional online compliance trainings regarding anti - corruption and anti - commercial bribery, covering a total of 279 participants . This aimed to ensure that relevant business teams always adhere to compliance principles in their operational activities . Moreover, we also impose clear business ethics requirements on our contractor partners to ensure that they meet the Company ’ s business ethics and compliance standards .

14 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 Anti - Corruption and Anti - Bribery Compliance Training for New Employees Each new employee at Ascentage Pharma is required to complete the online course entitled Anti - Corruption and Anti - Bribery Compliance Training for New Employees upon joining . The training covers topics such as anti - corruption, anti - commercial bribery, and current compliance policy requirements . Furthermore, new employees in the commercial department are required to complete an additional Newcomer Training Camp – Compliance Training course . This course provides a more comprehensive overview of anti - corruption and anti - bribery, anti - trust, anti - insider trading, as well as restrictions and requirements regarding compliance practice in various business interactions . In both the Employee Manual ǉ ( ଑ᐕ᡻޺ Ǌ ) and the Code of Business Conduct and Ethics , we have clearly outlined the reporting channels for compliance issues . Employees and contractors are encouraged to report any identified non - compliant behaviors such as corruption, bribery, extortion, fraud , and money laundering . At the same time , we have established a strict whistleblower protection policy, firmly prohibiting any form of retaliation against employees who report violations or potential violations in good faith . As of the end of the Reporting Period, the Company had not received any compliance reports . compliance.communication@ascentage.com Reporting mailbox https://www.whistleblowerservices.com/ascentagepharma (English) https://www.whistleblowerservices.com/ascentagepharma/?language=zh - hans (Chinese) Reporting website +1(833)200 - 3154 (toll - free) Reporting hotline

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 15 Environmental, Social and Governance Report 2024 2 Global Presence & R&D and Innovation Powered by technological innovation, Ascentage Pharma is dedicated to the mission of “ addressing unmet clinical needs of patients in China and around the world ” . Through our R&D activities, we have been advancing our pipeline products through clinical developments . We have very strong intellectual property protection with 541 issued patents globally as of December 31 , 2024 , maintain the highest ethical standards in research, and ensure that scientific progress aligns with social responsibility . 1. R&D and Innovation Innovation and R&D are the core driver of our growth . Through our global R&D capabilities, we aim to discover and develop both first - and best - in - class therapies to address global unmet medical needs . To this end, we have built a high - performance R&D system powered by exceptional professionals to continuously promote product R&D and innovation . We also actively participate in R&D exchanges such as academic congresses and collaborations with academic institutes and other industry peers to deliver sustainable momentum for pharmaceutical industry advances . 1. R&D Management With over 400 employees in our R&D department, we have established an end - to - end drug development system spanning from discovery to clinical trials, significantly enriching our product pipeline . Concurrently, we have constructed worldwide manufacturing facilities compliant with international cGMP standards to accelerate innovation and global transformation . End - to - End R&D Management System New - target small molecule targeted drugs Design Translation Research Screening Development Optimization

16 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 To continuously enhance efficiency in innovation and R&D, Ascentage Pharma has formed a comprehensive R&D management framework, based on which it systematically manage various aspects of R&D functions including product candidates, project supervision, and clinical trials, thereby ensuring efficient and well - organized R&D operations . In addition, we have established a Scientific Advisory Board, chaired by Dr . Shaomeng Wang, the co - founder and non - executive Director of the Group . Other members of the Scientific Advisory Board are independent members with extensive knowledge and experience in cancer research and drug discovery, providing all - round professional guidance for the Company ’ s R&D strategies and planning . During the Reporting Period, Ascentage Pharma invested a total of RMB 947 . 2 million in R&D . R&D Management Structure and Responsibilities R&D Team Project Committee Project Management Team Responsible for preclinical development and clinical trials on drug candidates Comprised of personnel from various functions, including the R&D, manufacturing, regulatory, clinical and commercialization departments, and is responsible for approving product development projects before their commencement Responsible for project management and coordination, including technical support, personnel management, budget monitoring, etc.

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 17 Environmental, Social and Governance Report 2024 During the Reporting Period, Ascentage Pharma received the following awards and honors in R&D and innovation. China New Drug Pioneer Award 2024 Top 10 ESG - Competitiveness Pharmaceutical Listed Companies in China – E - Pharma Manager China ’ s Top 20 Blockbuster Drug Candidates (2015 - 2030) “ Sunshine ” Annual Award for Outstanding Innovative Drugs 2024 Awards and Honors in R&D and Innovation

18 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 2.1.2 Product Innovation Upholding the principles of “ original innovation ” and “ global innovation ” , Ascentage Pharma maintains its global leadership in novel drug development that targets apoptosis pathways based on our proprietary protein - protein interaction targeted drug design platform . As of the end of the Reporting Period, Ascentage Pharma had established a pipeline comprising six commercial and clinical - stage products . We have completed or are conducting numerous clinical trials on these product candidates globally including 13 registrational clinical trials . (1) Registrational Phase 2 trial completed, the NDA has been accepted with priority review designation by CDE of China ’ s NMPA . (2) Registrational trials for ongoing CLL/SLL, AML and MDS ; Phase 2 trials ongoing for MM . (3) Two registrational trials ongoing for NSCLC ; Phase 2 trials ongoing for ovarian cancer . (4) The globe icon refers to trials that have received clearance, or for which we plan to obtain clearance, in two or more countries or regions . The U . S . flag refers to trials for which we have received clearance from the FDA to conduct trials in the United States . The China flag refers to trials for which we have conducted, currently conduct or plan to conduct only in China . (5) The globe icon indicates having global development and commercialization rights . Our product candidates target clinical needs of “ untreatable and unmet ” conditions for patients in China and around the world . As of the end of the Reporting Period, we have received a total of 16 Orphan Drug Designations (ODDs) from the FDA and 1 ODD from the EU for 4 of our investigational drug candidates and also obtained 2 Fast Track Designations and 2 Rare Pediatric Disease (RPD) designations from the FDA .

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 19 Environmental, Social and Governance Report 2024 • Core Product Candidate Olverembatinib (HQP 1351 ) Our first lead asset, olverembatinib, is a novel, next - generation TKI . Olverembatinib is the first third generation BCR - ABL 1 TKI approved in China for treatment of patients with CML - CP with T 315 I mutations, CML - AP with T 315 I mutations and CML - CP that is resistant and/or intolerant to first and second - generation TKIs . Olverembatinib received support from the National Major New Drug Discovery and Manufacturing Program . Since January 2025 , all approved indications of olverembatinib are covered by the China ’ s NRDL, which bolstered the affordability and accessibility of the drug in China . We entered into an exclusive option agreement in June 2024 with Takeda (Exclusive Option Agreement), pursuant to which Ascentage Pharma granted Takeda an exclusive option to enter into an exclusive license for olverembatinib . If exercised, the Exclusive Option Agreement would allow Takeda to license global rights to develop and commercialize olverembatinib in all territories outside of the PRC, Hong Kong, Macau, Taiwan and Russia . We believe joining force with Takeda, a global biopharmaceutical company who has significant global presence in hematological malignancies, will maximize global patients ’ accessibility to olverembatinib . Olverembatinib was included as an Emerging Treatment Option in the 2024 National Comprehensive Cancer Network USA, or NCCN, guidelines for the management of CML and received recommendation from the Chinese Society of Clinical Oncology, or CSCO, guideline for the treatment of CML and Ph+ ALL . As of the date of this announcement, the FDA has granted four ODDs to olverembatinib, including for CML, ALL, AML and GIST, and Fast - Track Designation for treatment of CML in patients with certain genetic markers who have failed to respond to prior TKIs . Olverembatinib was also granted an Orphan Designation by the European Medicines Agency, or EMA, for the treatment of CML . Olverembatinib was accepted by the CDE breakthrough therapy designation, or BTD, for the treatment of patients with SDH - deficient GIST and Ph+ALL . We are conducting 3 global registrational trials for patients with Ph+ALL (POLARIS - 1 trial), CML (POLARIS - 2 trial) and SDH - deficient GIST (POLARIS - 3 trial) .

20 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 In addition to the NRDL coverage, olverembatinib has been included in the special drug lists of Million Medical Insurance Plans for Commercial Healthcare Coverage, such as “ Good Health Insurance – Long - term Medical Coverage ” and “ Blue Health Insurance – Long - term Medical Coverage ” . Furthermore, both of its approved indications have been incorporated into the special drug list of the Cancer Prevention and Treatment Support Card Project for Employee Families, launched by the China Employee Development Foundation . This initiative aims to alleviate the financial burden of medical expenses for employee families across the country . We are committed to fair pricing and enhancing drug accessibility, employing a value - based pricing approach that takes into account various factors, including regional economic development, patient needs, and affordability . To further improve the accessibility of the product globally, we have launched and advanced an innovative Named Patient Program (NPP) . This program will allow access to olverembatinib on a named patient basis in over 130 countries and regions where the drug is not yet commercially accessible . Through the NPP model, we bring new hope to more patients by providing access to innovative drugs of high clinical value to patients in urgent need around the world . • R&D Progress of Other Selected Pipeline Products Lisaftoclax (APG - 2575) Lisaftoclax is a novel, oral Bcl - 2 inhibitor developed to treat a variety of hematologic malignancies and solid tumors by selectively blocking Bcl - 2 to restore the normal apoptosis process in cancer cells . In November 2024 , the NDA for lisaftoclax for the treatment of r/r CLL/SLL has been accepted with priority review designation by the CDE of China ’ s NMPA . According to an industry report commissioned by us and independently prepared by Frost & Sullivan, or the F&S Report, this NDA is the second NDA filed in the world for a Bcl - 2 inhibitor and the first in China for a Bcl - 2 inhibitor for the treatment of patients with CLL/SLL that are resistant or intolerant to Bruton ’ s tyrosine kinase, or BTK, inhibitors . Currently, lisaftoclax has received clearances and approvals for clinical studies in China, the United States, Australia, and Europe, with indications including CLL/SLL, non - Hodgkin ’ s lymphoma (NHL), AML, MM, Waldenström ’ s macroglobulinemia (WM), and certain solid tumors . Furthermore, FDA has granted five ODDs to lisaftoclax for the treatment of patients with follicular lymphoma (FL), WM, CLL, MM, or AML . We are conducting 4 global registrational trials for patients with CLL (GLORA and GLORA - 2 trials), AML (GLORA - 3 trial) and MDS (GLORA - 4 trial) . APG - 2449 APG - 2449 is a novel, orally active, small - molecule FAK, the third generation of ALK and ROS 1 triple ligase kinase inhibitor (TKI) designed and developed by Ascentage Pharma . It is the first FAK inhibitor approved by CDE for clinical study in China . We are conducting 2 registrational Phase III clinical trials that will separately evaluate APG - 2449 in patients with NSCLC who are resistant to or intolerant of second - generation ALK TKIs ; and treatment - naïve patients with ALK - positive advanced or locally advanced NSCLC .

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 21 Environmental, Social and Governance Report 2024 2.1.3 Research Exchange and Collaboration We have always adhered to the principle of open innovation and actively explored diverse cooperation opportunities . Through close collaboration with universities and research institutes both domestically and internationally, we continuously bring together cutting - edge scientific expertise, accelerating the development process of innovative drugs . We have established collaborations and other relationships with leading biotechnology and pharmaceutical companies around the world, including a collaboration and license agreement with Innovent and clinical collaboration agreements with AstraZeneca, Merck, and Pfizer, and research and development relationships with leading research institutions, such as Dana - Farber Cancer Institute, Mayo Clinic, MD Anderson Cancer Center, National Cancer Institute and the University of Michigan . Collaborating with China Pharmaceutical University on anti - tumor drugs R&D and jointly applying for two patents Partnering with the University of Michigan on R&D of novel anti - tumor PROTAC (Proteolysis Targeting Chimeras) Working with the Institute of Systems Medicine, Chinese Academy of Medical Sciences (CAMS) on the discovery of original tumor targets and jointly applying for a scientific research project in Jiangsu Province Selected examples of our collaboration activities with academic institutes Additionally, Ascentage Pharma highly values industry exchange and collaboration, actively engaging in international academic conferences and industry forums . We share our latest research achievements, exchange cutting - edge technological insights, and proactively seek collaboration opportunities .

22 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 Ascentage Pharma participated in the first CBA - China annual conference in 2024 Ascentage Pharma participated in the first CBA - China annual conference by Chinese American Biopharmaceutical Society in 2024 . The conference, themed “ Life and Health ” , covered key topics such as investment and business development, vaccines, macromolecules and small molecules, antibody - drug conjugates (ADCs), and clinical research . At the event, olverembatinib, won the award of “ China First - in - Class, a breakthrough target drug for Chinese Enterprises ” . Ascentage Pharma presented multiple clinical advances at the 2024 AACR annual conference In April 2024 , Ascentage Pharma showcased three preclinical research findings at the American Association for Cancer Research (AACR) annual conference . These studies highlighted the Company ’ s innovative drug pipeline, including olverembatinib, the MDM 2 - p 53 inhibitor alrizomadlin (APG - 115 ), and APG - 2449 . The findings provided support for the clinical development potential and combination therapy possibilities of these drugs in treating SDH - deficient tumors, prostate cancer, and ovarian cancer .

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 23 Environmental, Social and Governance Report 2024 Ascentage Pharma presented multiple clinical advances at the CSCO annual conference In September 2024 , the 27 th National Clinical Oncology Conference and the Chinese Society of Clinical Oncology (CSCO) annual conference were held in Xiamen, China . Ascentage Pharma presented three clinical advances for its three key drug candidates at the conference, with two selected for oral presentations . The drug candidates included olverembatinib, the Bcl - 2 /Bcl - xL dual - target inhibitor pelcitoclax (APG - 1252 ), and APG - 2449 .

24 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 Ascentage Pharma presented multiple clinical and preclinical studies at the 66th American Society of Hematology (ASH) Annual Meeting Ascentage Pharma Group presented results from multiple clinical and preclinical studies of the Company ’ s four drug candidates (olverembatinib, lisaftoclax, APG - 5918 and APG - 2449 ) as presentations, including two Oral Reports, at the 66 th American Society of Hematology (ASH) Annual Meeting . This is the seventh consecutive year for clinical data of olverembatinib to be selected for Oral Reports at the meeting, an achievement reflecting the strong recognition of olverembatinib ’ s safety and efficacy profile by the international hematology community . This is also the third consecutive year for clinical results of lisaftoclax to be selected by the ASH Annual Meeting . In addition, the data of olverembatinib combined with lisaftoclax for pediatric and adolescent patients with relapsed/refractory (R/R) Ph+ acute lymphoblastic leukemia (ALL) . The study was recognized with the “ Abstract Achievement Award ” . Ascentage Pharma showcased multiple clinical advances at ASCO, demonstrating its global innovation and development strength Four clinical studies have been selected for presentation at the 2024 American Society of Clinical Oncology (ASCO) annual conference . Data from three key drug candidates : olverembatinib, lisaftoclax, and APG - 2449 were presented for succinate dehydrogenase (SDH) - deficient gastrointestinal stromal tumor (GIST) and paraganglioma, acute myeloid leukemia (AML), Waldenström macroglobulinemia (WM) and non - small - cell lung cancer (NSCLC) .

Environmental, Social and Governance Report 2024

2.2 Intellectual Property Rights

Intellectual property rights are fundamental to our business. Through our robust research and development, or R&D, platform and research collaborations, we have strategically developed a global intellectual property portfolio, which includes exclusive licenses to issued patents and patent applications worldwide with respect to olverembatinib, lisaftoclax and our other drug candidates. Our comprehensive and growing intellectual property portfolio positions us to capture market potential globally. While actively advancing innovation and research, Ascentage Pharma places a strong emphasis on protecting the Company's intellectual property rights. We strictly follow the Patent Law of the People's Republic of China (《中華人民共和國專利法》), the Rules for Implementation of the Patent Law of the People's Republic of China (《中華人民共和國專利法實施細則》) and other intellectual property laws and regulations and have established an internal intellectual property management system. This system drives the strategic layout of intellectual property, ensuring its effective development, protection, and utilization, thereby fostering the Company's continuous pursuit of innovation.

Ascentage Pharma actively responds to national and governmental initiatives by implementing the national standard of Enterprise Intellectual Property Management Standards (《企業知識產權管理規範》) (GB/T29490-2013). During the Reporting Period, we successfully passed the intellectual property management system recertification which covers intellectual property management in targeted drug technologies, targeted drug R&D, and related procurement processes. On top of that, the Company has, to the extent permitted by laws and regulations, refined its internal Employee Invention Reward System (《職務發明獎酬制度》) in order to increase incentive rewards for inventions and foster greater innovation enthusiasm among our employees.

National Intellectual Property Right Management System Certificate of Ascentage Suzhou


知识产权管理体系认证证书



To further enhance intellectual property management, we have established a comprehensive patent alert system, providing deep insights into industry patent application trends and landscapes. This system offers robust decision-making support for our project development. Simultaneously, we conduct thorough intellectual property due diligence for potential collaboration, project or technology introduction, and investment projects, therefore ensuring precise evaluations of ownership and infringement risks, allowing us to effectively mitigate potential intellectual property infringement pitfalls.

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 25

26 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 Leveraging our outstanding innovative R&D capabilities, the Company has continued to advance its intellectual property layout globally . During the Reporting Period, we continued to expand our patent portfolio and filed 63 invention patent applications, with a total of 43 invention patents granted . As of the end of the Reporting Period, we had 541 issued patents globally, among which 379 issued patents were issued outside of China . We regularly carry out intellectual property training to our employees, focusing on the knowledge of pharmaceutical patents, patent application and layout, and trade secret protection, etc . , so as to strengthen the intellectual property management capability of our employees . Trade secret protection training Ascentage Pharma actively conducts trade secret protection training for new employees through an online course platform . The training focuses on sharing case studies of trade secrets in the medical field and uses videos to convey trade secret knowledge concerning intellectual property, making it easy to understand and effectively enhancing employees ’ expertise . Intellectual property themed sharing session To enhance cross - departmental understanding of intellectual property - related knowledge, Ascentage Pharma has invited a U . S . patent attorney from an external partner law firm to conduct a themed sharing session . The session focused on how intellectual property can effectively empower drug R&D, covering key topics such as patent portfolio strategy, Orange Book Listing, patent term extension (PTE), regulatory data protection (RDP), and intellectual property due diligence . 2 . 3 R&D Ethics and Morals In appreciation of the trust and contributions of every patient involved in our clinical researches, Ascentage Pharma upholds the highest standards and a rigorous approach in all our work . We strictly abide by the Drug Administration Law of the People ’ s Republic of China ǉ ( ѝ㨟Ӫ≁ޡ઼഻㰕 ૱㇑⨶⌅ Ǌ ), the Implementing Regulations of the Drug Administration Law of the People ’ s Republic of China ǉ ( ѝ㨟Ӫ≁ޡ઼഻㰕૱㇑⨶⌅ሖᯭọֻ Ǌ ), the Good Clinical Practice ǉ ( 㰕⢙㠘ᒺ䂖傇䌚䟿 ㇑⨶㾿ㇴ Ǌ ) and other relevant laws and regulations , ensuring the standardization and scientific approach of clinical trials and fully protecting the rights and safety of participants .

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 27 Environmental, Social and Governance Report 2024 In the United States, the U . S . Food and Drug Administration (FDA) regulates drugs under the Federal Food, Drug, and Cosmetic Act of 1938 (FDCA) . Drugs also are subject to other federal, state and local statutes and regulations . Our product candidates are considered small molecule drugs and must be approved by the FDA through the new drug application, or NDA, process before they may be legally marketed in the United States . The process generally involves, among others, approval by an independent institutional review boards (IRB) or ethics committee at each clinical trial site before each trial may be initiated . The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor ’ s control, in accordance with Good Clinical Practice (GCP) requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial . Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy . Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND submission . Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits . The IRB must also approve the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed . We ask participants to sign the Consent Letter of Participants in Clinical Trials ( ǉ ਇ䂖㘵⸕ᛵ਼᜿ᴨ Ǌ ) before the clinical trial to protect the participants’ rights to be informed, rights to choose and their privacy rights. We require clinical trial personnel to maintain strict confidentiality of participants’ personal information, and we expressly prohibit the collection of, or participation in, research on participants’ information in the course of clinical trials . During clinical trials, participants’ information is identified by number and regular process reviews are conducted to ensure clinical trial compliance and avoid leakage of participants’ privacy. Participants ’ Rights Protection Initiatives

Environmental, Social and Governance Report 2024

3 Strict Quality Control and Sustainable Supply

Ascentage Pharma always places product quality and safety and customer service experience, at the core of corporate development. We have established a comprehensive and rigorous Quality Management System (QMS). We constantly enhance service quality and responsible marketing management and build a sustainable supply chain to ensure the high quality and supply stability of our products.

3.1 Quality and Safety

Product quality and safety serve as the cornerstone of Ascentage Pharma's stable operations and sustainable development. We have established a systematic quality management system, continuously strengthened our capabilities in managing the entire lifecycle of pharmaceutical products, fostered a culture of quality awareness across all employees, enhanced drug safety traceability mechanisms, and improved product recall systems. In doing so, we aim to achieve comprehensive improvement in product quality and safety assurance.

3.1.1 Quality Management

Ascentage Pharma strictly follows the Drug Administration Law of the People's Republic of China, the Implementing Regulations of the Drug Administration Law of the People's Republic of China, the Administrative Measures of Drug Registration (《藥品註冊管理辦法》), the Announcement of the NMPA on Strengthening the Supervision and Administration of the Entrusted Production of Holders of Drug Marketing Licenses《國家藥監局關於加強藥品上市許可持有人委託生產監督管理工作的公告》), the Supervision and Management Provisions on the Implementation of the Main Responsibility for the Quality and Safety of Pharmaceuticals by the Holders of Drug Marketing Licenses (《藥品上市許可持有人落實藥品質量安全主體責任監督管理規定》), and the Guidelines for On-site Inspection of Manufacturing Entrusted by Holders of Drug Marketing Licenses (《藥品上市許可持有人委託生產現場檢查指南》) and other laws and regulations. Based on GMP[1], cGMP[2], GCP[3], GVP[4] and other quality management standards, we have established a quality management system, implementing systematic quality control throughout the entire pharmaceutical product lifecycle – from R&D and technology transfer through commercial production to product discontinuation.

1 GMP: Good Manufacturing Practice
2 cGMP: Current Good Manufacturing Practice
3 GCP: Good Clinical Practice
4 GVP: Good Pharmacovigilance Practice

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Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 29 Environmental, Social and Governance Report 2024 We have formulated a set of comprehensive quality management systems including Quality Policy and Objectives ǉ ( 䌚䟿ᯩ䠍㠷ⴞ⁉ Ǌ ), the Management Regulations on Changes during the Clinical Period ǉ ( 㠘ᒺᵏ䯃䆺ᴤ㇑⨶㾿〻 Ǌ ), Release of Products from the Factory ǉ ( ⭒૱ ࠪᔐ᭮㹼 Ǌ ) and Release of Products on the Market ǉ ( ⭒૱кᐲ᭮㹼 Ǌ ) . During the Reporting Period , we newly established new systems such as the Commercial Product Supply Risk and Business Continuity Management Protocols ǉ ( ୶ᾝॆ⭒૱׋៹付䳚઼ᾝउ䙓㒼ᙗ㇑⨶㾿 〻 Ǌ ) and Product Process Parameter Controls ǉ ( ⭒૱ᐕ㰍৳ᮨ㇑⨶ Ǌ ) . We also kept optimizing existing protocols including the Product Batch Number, Manufacturing Date and Expiry Date Management ǉ ( ⭒૱ᢩ㲏 , ⭏⭒ᰕᵏ઼ᴹ᭸ᵏ㇑⨶ Ǌ ) and Corrective Action and Preventive Action (CAPA ) Tracking System ǉ ( ㌮↓乀䱢᧚ᯭ (CAPA) 䐏䒔㌫㎡㇑⨶ Ǌ ) . These continuous improvements to our quality management system framework serve to strengthen the awareness of primary responsibility for drug quality and ensure the fulfillment of high - standard pharmaceutical quality requirements . To ensure the stable operation of our quality management system, we have established a GMP - compliant quality governance framework under the overall guidance of the Chairman and CEO, managed on a daily basis by the Senior Vice President & CMC 5 Head, and operating with active participation from key departments including Production Operations, Quality Assurance, Analytical & Quality Control, and Supply Chain departments . 5 CMC: Chemistry, Manufacturing and Control

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We actively pursue the necessary pharmaceutical production qualifications and quality system certifications. During the Reporting Period, Ascentage Suzhou obtained both Drug Manufacturing License (Certificate B) and Drug Manufacturing License (Certificate C), passed the GMP compliance inspection, and received an official notification confirming "Compliance" in January 2025. Additionally, during the Reporting Period, Ascentage Pharma successfully obtained ISO 9001 Quality Management System certification, with the certification scope encompassing 100% of the Company's manufacturing sites.

Drug Manufacturing License and System Certification	Scope of Certification
Drug Manufacturing License (Certificate A)	Ascentage Suzhou
Drug Manufacturing License (Certificate B)	Healthquest Pharma Ascentage Suzhou
Drug Manufacturing License (Certificate C)	Ascentage Suzhou
Passed the annual inspection of the Biosafety Laboratory Certificate of Record (BSL-2 level) issued by the Suzhou Municipal Health Commission in 2024	Ascentage Suzhou Microbiology Laboratory
EU QP GMP Certification	Ascentage Suzhou
Passed the GMP compliance inspection in 2024	Ascentage Suzhou
ISO 9001 Quality Management System Certification	Ascentage Suzhou

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Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 31 Environmental, Social and Governance Report 2024 Ascentage Suzhou ISO 9001 Quality Management System Certificate Ascentage Suzhou passed the GMP compliance inspection • Quality Testing We have formulated and implemented internal drug quality inspection practices such as physical , chemical and microbiological testing , and quality standards for raw and auxiliary materials as well as finished products in accordance with the Good Manufacturing Practice of Medical Products ǉ ( 㰕૱⭏⭒䌚䟿㇑⨶㾿ㇴ Ǌ ) and other laws and regulations , as well as the current pharmacopoeia standards of China , the United States, and Europe . We have established in - house analytical and quality control laboratories at both our R&D center and production bases , and performed quality tests on all product batches in accordance with the relevant codes of practice and quality standards . Meanwhile , we follow the GDP 6 for inspection records , reviewed in accordance to our internal QC Laboratory Analytical Data Audit ǉ ( QC ሖ傇ᇔ࠶᷀ᮨᬊሙ Ṩ Ǌ ) process . Additionally, we engage certified third - party laboratories to conduct quality testing for selected raw materials and excipients . 6 GDP : Good Documentation Practice

32 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 During the Reporting Period, we completed a total of 156 raw and auxiliary materials quality testing, 80 tests for intermediate products and finished goods, 761 stability testing, and 931 testing items for packaging materials and clinical labels . The product testing achieved 100 % batch coverage, with all testing items meeting quality standards and a 100 % compliance rate . Additionally, three batches of olverembatinib tablets produced by our Company underwent sampling inspection by the Suzhou Inspection Branch of Jiangsu Medical Products Administration in September 2024 . The Suzhou Drug Inspection and Testing Research Center confirmed compliance with drug registration standards and issued qualified inspection reports . Product Testing To further improve process control and internal testing capabilities, Ascentage Pharma keeps optimizing its product manufacturing processes, testing methods, and quality standards . During the Reporting Period, we improved 6 manufacturing processes, upgraded 5 product quality standards, and refined 7 testing methodologies . Simultaneously, we expanded in - house testing capabilities by introducing advanced analytical instruments and optimization of internal resources . Notable enhancements included one gas chromatography - mass spectrometry (GC - MS) system, one liquid chromatography - secondary mass spectrometry (LC - MS 2 ) system, and one microwave digestion system for the quality control laboratory . Product Testing Optimization

Environmental, Social and Governance Report 2024

Quality Risk Assessment	In compliance with the ICH Q9 Quality Risk Management (《質量風險管理》) guideline, we have implemented comprehensive risk assessment, control, communication, and review throughout the drug product lifecycle. Also, precautionary testing and control measures are rigorously applied in critical areas including product stability studies and quality testing, thereby ensuring product quality and safety. During the Reporting Period, we completed 15 quality risk assessment reports, covering critical pharmaceutical stages including production, testing, storage, logistics, and computerized systems. We also established precautionary testing and control measures targeting both critical quality risks and emerging quality and safety concerns. Quality risk management tools were applied to quality sensitive activities such as change control management, deviation handling, internal audits, and customer complaint management. These measures provided a solid foundation and robust safeguard to ensure the continuous supply of safe, effective, and quality-controlled pharmaceutical products. Moreover, we established a business continuity program for product supply based on the quality risk management, and implemented systematic risk assessment and control measures to ensure stable and continuous supply operations within acceptable risk thresholds.
Non-Conforming Products Control	We have established and continuously improved the Procedures for Handling Non-Conforming or Waste Materials and Products (《不合格或廢棄物料和產品的處理》) in compliance with applicable laws and regulations. This document specifies comprehensive handling protocols and workflows to ensure full-process control and traceability of non-conforming products, preventing unauthorized diversion or reuse. In addition, according to the Guidelines for Investigating Unusual Events, Exceedances and Out-of-trend Results (《異常事件、超標及超趨勢結果調查指南》), we initiate investigations into non-conforming products. Through systematic analysis of investigation findings, we identify the root cause and recommend effective corrective actions and preventive measures, thereby driving continuous improvement and upgrade in both process control capabilities and inspection performance.

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34 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 • Quality Audit Ascentage Pharma conducts regular quality audits and practices demanding drug quality standards . During the Reporting Period, we keep on - going supervision of and made improvements to the quality management in clinical trials and manufacturing processes through both internal and external audits . Internal Audit • Throughout the year, we organized 3 internal audits, covering the six GMP systems . These audits were performed in strict compliance with current GMP regulations and Marketing Authorization Holder (MAH) requirements, which resulted in the identification of over 30 improvement requirements and recommendations, all of which were effectively implemented . Our quality management system demonstrated robust performance with no material quality or compliance risks identified . External Audit • We engaged a professional third - party audit team to conduct quality audits of our quality management system based on the standards of the Chinese, European Union and U . S . Good Manufacturing Practice (GMP) to ensure compliance with the high standards of drug quality regulatory requirements . Internal and External Quality Audits • Quality Culture Ascentage Pharma appreciates the significance of quality culture development . We implement a professional e - learning system to deliver mandatory annual quality training for all employees, supported by dedicated training coordinators who utilize the system ’ s tracking functionality to monitor individual training completion status, thereby ensuring the integrity and effectiveness of our quality management training program . In 2024 , we carried out comprehensive training programs on quality control and product safety, including the GMP and Pharmaceutical Regulatory Laws and Regulations, Quality Control Management Guidelines and General Testing Procedures for Product Samples . These initiatives aimed to strengthen all employees ’ quality management awareness and enhance our overall quality control capabilities .

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 35 Environmental, Social and Governance Report 2024 During the Reporting Period, Ascentage Pharma delivered various quality management training programs with over 37 , 000 attendances, with an on - time completion rate exceeding 99% . “ Quality Golden Idea ” Campaign Our “ Quality Golden Idea ” campaign achieved significant recognition and achieved fruitful results in 2023 . After revising evaluation criteria and widening the scope of subjects, we relaunched the program in 2024 to solicit outstanding suggestions from all employees on enhancing regulatory compliance, product quality, production efficiency, and other areas . During the Reporting Period, we collected over 30 “ Golden Ideas ” proposals, evaluated them and selected those qualifying for awards . All awarded proposals were fully adopted and implemented, giving new impetus to the continuous improvement of quality management . 3.1.2 Drug Safety and Traceability Ascentage Pharma is committed to implementing drug safety lifecycle management, establishing multilayered health protection shields . With the objective of establishing a pharmacovigilance system compliant with high - quality standards , we strictly adhere to the Good Pharmacovigilance Practice ǉ ( 㰕⢙䆖ᡂ䌚䟿㇑⨶㾿ㇴ Ǌ ), the Good Manufacturing Practice of Medical Products ǉ ( 㰕૱⭏⭒䌚䟿㇑⨶㾿ㇴ Ǌ ), the Provisions on the Administration of Pharmaceutical Directions and Labels ǉ ( 㰕૱䃚᰾ᴨ઼⁉㊔㇑⨶㾿ᇊ Ǌ ), and other relevant regulatory requirements and GMP standards . We have formulated and implemented management systems including the Monthly Pharmacovigilance Quality Management Procedures ǉ ( 㰕⢙䆖ᡂᴸᓖ䌚䟿㇑⨶㾿ㇴ Ǌ ), the Pharmacovigilance Business Continuity Plan ǉ ( 㰕⢙䆖ᡂᾝउ䙓㒼ᙗ䀸ࢳ Ǌ ), the Drug Safety Incident Emergency Response Plan ǉ ( 㰕૱ᆹޘ һԦ៹ᙕ乀Ṹ Ǌ ), and the Labelling Control Procedures for Drug for Trial Use ǉ ( 䂖傇⭘㰕૱⁉㊔ ᧗ࡦ㾿〻 Ǌ ) . Furthermore, we have developed rigorous safety management plans to conduct safety assessments at all phases of the product lifecycle , establishing and improving our pharmacovigilance management system . We have also established a Drug Safety Committee comprising experts in medicine, pharmacovigilance, preclinical development, and regulatory affairs . The committee holds regular annual meetings to oversee critical pharmacovigilance matters, including post - marketing safety surveillance, major risk assessment, handling of significant or urgent drug - related incidents, and risk control decision - making .

36 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 We, along with our subsidiaries holding marketing authorization, have adopted a unified pharmacovigilance management model and implemented full - process digital management of Individual Case Safety Reports (ICSRs) through the global drug safety database (Argus system), which enables integrated analysis of multi - source data including clinical trials, real - world evidence, independently initiated reports, and literature . Therefore, a comprehensive safety event information repository for our pharmaceutical products has been established . We also regularly conduct safety signal detection and management for drugs . During the Reporting Period, we intensified our efforts in pre - market and post - market drug safety management . We have entered into a pharmacovigilance agreement with Healthquest Pharma (our subsidiary), under which we are entrusted to conduct comprehensive pharmacovigilance activities for Healthquest Pharma, including monitoring, reporting, evaluating, signal detection, data mining, and risk management and control of adverse drug reactions . Pre - marketing Phase: • During clinical trials, we optimize study design to implement comprehensive and frequent follow - up and monitoring of participants, enabling timely detection and management of adverse events . Concurrently, we enhance communication and collaboration with clinical trial institutions through regular training and knowledge - sharing initiatives to elevate investigators ’ pharmacovigilance awareness and safety monitoring capabilities . Post - marketing Phase: • We have established effective communication channels targeting healthcare professionals, pharmacists, patients, and regulatory authorities, including a dedicated customer service hotline in the product manual, and a dedicated pharmacovigilance reporting email address displayed on our website . Through these channels, we collect adverse reaction data from clinical practice, post - marketing studies, market research programs, scientific literature, regulatory feedback, and public websites/forums monitoring . • Meanwhile, we actively conduct various post - marketing studies and market surveillance research and launch patient education programs to enhance drug safety awareness . In full compliance with regulatory requirements, we actively collaborate with local health authorities on drug safety monitoring initiatives, performing routine safety signal detection and management for marketed products . Pre - marketing and Post - marketing Drug Safety Management

Environmental, Social and Governance Report 2024

To ensure public drug safety and achieve comprehensive drug traceability, Ascentage Pharma has developed a Drug Traceability System (《藥品追溯體系》) in compliance with regulatory requirements including the Guidelines for the Development of Drug Information Traceability System (《藥品信息化追溯體系建設導則》) and Drug Traceability Code Encoding Standards (《藥品追溯碼編碼要求》). This system clearly defines the roles and responsibilities for the use and maintenance of the drug traceability system and codes.

We adopt Alibaba Health's "Ma Shang Fang Xin Drug Traceability System" to manage pharmaceutical data tracking, which enables the real-time and accurate capture of the related information of end-to-end drug distribution and utilization and submits the relevant data to regulatory authorities in full compliance with regulatory mandates. In drug traceability data utilization, Ascentage Pharma provides traceability information to downstream pharmaceutical distributors and healthcare institutions for their verification and feedback. Concurrently, we offer drug traceability query services to consumers through our traceability system, with all query content strictly compliant with the Basic Dataset Standards for Drug Traceability Consumer Inquiries (《藥品追溯消費者查詢基本數據集》).

3.1.3 Product Recall

In China, Ascentage Pharma complies with the Good Manufacturing Practice of Medical Products (Revised in 2010)(《藥品生產質量管理規範(2010年修訂)》) and the Measures for the Administration of Drug Recalls (No. 92 of 2022)(《藥品召回管理辦法》(2022年第92號)), and optimized the Commercialized Product Recall Procedures (《商業化產品召回程序》) during the Reporting Period to further improve standardized drug recall procedures. We also carried out annual product recall drills to ensure a compliant and efficient product recalls.

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38 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 • Recall reason and health hazard assessment Recall case assessment • First level recall: within one day • Second level recall: within three days • Third level recall: within seven days Determine recall level • Submit recall plan and investigation report to relevant departments • Publish product information and recall plans on the Company’s official website and update them in a timely manner Recall plan and investigation • The person in charge of the recall follows up the recall process Execute recall • Report to the Company and relevant departments the recall progress Progress reporting • Internal evaluation of recall effects • Disposal of recalled products as required • Prepare recall conclusion report Recall conclusion report Notice of recall • Within the time specified in the recall level to notify the relevant enterprises and users to stop shipping, sales and use of defective products Product Recall Process Product Recall Drills During the Reporting Period, we carried out two product recall drills to validate and strengthen the effectiveness of our product traceability and recall processes . They were based on simulations of discovering quality defects in drug products and pharmaceutical raw materials, and promptly started the corresponding batch traceability, and both of them realized 100 % effective traceability of the defective drugs and materials within the stipulated time . This confirmed and improved our product recall capability . During the Reporting Period, Ascentage Pharma did not have any product recalls due to safety and quality reasons.

Environmental, Social and Governance Report 2024

3.2 Service Excellence

Customer Complaint Management

Ascentage Pharma adheres to the value of "Patient first" and takes customer feedback as an important driving force for continuous improvement. We have established multi-dimensional customer communication and complaining channels to collect consultation, feedback and complaints, and conducted technical investigations and handling of product complaints in a timely manner in accordance with the Product Complaint Handling and Technical Investigation (《產品投訴處理和技術調查》), the Investigation of Product Quality Complaints (《產品質量投訴調查》), to continuously improve the quality of our products and services and customer satisfaction. During the Reporting Period, we received a total of 0 complaints about our products and services.


Receiving and recording complains
• Internal complain channels: e-mail, telephone, oral complaint, etc.
• External complain channels: national service hotline 400-168-1351 and third-party platforms
• Prepare Product Complaint Form（《產品投訴表》） and Product Complaint Tracking Log（《產品投訴追蹤日誌》） to record complaints
Technical investigations on products being complained
• Conduct product technical investigation based on product descriptions
• Formulate corrective and preventive measures based on fundamental reasons and input into the Corrective Action and Preventive Action (CAPA) Tracking System（《糾正預防措施（CAPA）跟蹤系統》）
Closure of complaint procedures
• Notify complainants of the investigation results and relevant information
• Review and summarize complaint records and conduct management evaluation of products being complained

Handling Procedure of Product Complaints

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40 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 Responsible Marketing Ascentage Pharma attaches great importance to responsible marketing and has formulated the Responsible Marketing Policy ǉ ( 䋐䋜ԫ⠏䣧᭯ㆆ Ǌ ), which applies to all employees of the Company ( including full - time employees , part - time employees , and temporary employees), and encourages suppliers and other business partners to comply with it . We have established and implemented a mechanism for reviewing and supervising responsible marketing materials , requiring all marketing materials to be reviewed and approved by the Company ’ s Medical Affairs Department and Marketing Department prior to release to avoid misleading information and omission of information . We also conduct regular monitoring and inspection of our marketing and market practices to identify and correct potential non - compliance and mistakes in a timely manner and to ensure that our marketing materials and activities comply with laws and regulations , internal systems and ethical standards . In addition , we engage an external auditor to conduct audits on our sales and marketing practices on a semi - annual basis . The scope of the review covers the standardized management of the overall sales process , including the signing of sales contracts , the implementation of the sales system, and the substantive review of sales expenses, etc . , to ensure that the marketing activities and sales business processes are in compliance with the regulations . We have also formulated the Compliance and Expense Management System for Sales and Academic Activities ǉ ( 䣧୞㠷ᆨ 㺃⍫अਸ㾿઼䋫⭘㇑⨶ࡦᓖ Ǌ ) to safeguard the authenticity , reasonableness and compliance of the product promotion and sales process . To build a culture of responsible marketing, we formulate a responsible marketing training program and case study exercise covering all employees every year to ensure that employees are aware of and comply with the relevant systems and standards . During the Reporting Period, we organized 14 responsible marketing training and examinations for our marketing staff and conducted all - staff responsible marketing training and practical exercises to enhance their understanding of compliant marketing, academic knowledge of our products, principles and requirements of interaction with patients, and protection of consumer rights and interests . In terms of customer privacy protection , we strictly comply with laws and regulations on information and privacy protection such as the Personal Information Protection Law of the People ’ s Republic of China ǉ ( ѝ㨟Ӫ≁ޡ઼഻ػӪؑ᚟؍䆧⌅ Ǌ ), to ensure that all patients ’ personal data and privacy information are adequately protected and properly handled . We require all patient personal data and privacy information to be kept only in medical institutions and pharmacies by healthcare professionals, and the Company does not receive or store any patient personal data .

Environmental, Social and Governance Report 2024

3.3 Supply Chain Management

Ascentage Pharma builds a standardized supplier management system, implements the supplier full life-cycle management, ensures the safety and stability of the supply chain, and continuously improves the quality of suppliers' products and services. At the same time, we focus on the sustainable development of the supply chain and are committed to establishing a fair and equitable supply chain partnership with mutual benefits and mutual prosperity, so that we can work together to realize long-term value creation.

3.3.1 Supplier Management System

Ascentage Pharma has established and implemented a supplier management system comprising, among others, the Procurement and Supply Management Regulations (《採購供應管理規程》), the Regulation for GMP Materials Procurement Management (《GMP物料採購管理規程》), the GMP Supplier Management Regulations (《GMP供應商管理規程》) and Tendering and Bidding Management Regulations (《招投標管理規程》). Also, during the Reporting Period, we established the Code of Conduct for Suppliers (《供應商行為準則》), which explicitly specified our expectations for suppliers in areas such as business ethics, quality, labor and employment, health and safety, and environmental protection. In addition, we optimized and upgraded the Procurement and Supply Management Regulations (《採購供應管理規程》) and other systems to continuously improve the standardized procurement process. Additionally, we follow the procurement and supply principles of resource sharing, comprehensive assessment of procurement and planned procurement to ensure rational and efficient allocation of resources.

We have applied digital tools such as the one-stop business travel and expense management platform HELIOS system, the Office Automation (OA) system, the Good Supply Practice (GSP) system for pharmaceutical business management, and the ZKH Procurement Platform (a Chinese B2B procurement platform), and introduced inventory visualization management to achieve efficient tracking of inventory supply, thereby improving supplier management efficiency. In 2024, we continued to conduct performance verification of the Warehouse Management System (WMS), and substantially completed the integration of GMP material procurement management into the WMS system, further enhancing our supply chain digital management capability.

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42 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 • Supplier Full Life - cycle Management We have implemented a supplier full life - cycle management process covering supplier selection review, procurement review, cooperation assessment, and elimination mechanism to guarantee standardized supplier management, effectively reduce supplier cooperation risks, and ensure the compliance and stability of our production operations . Selection review : – Review the basic information of the supplier to ensure that it meets pharmaceutical standards in accordance with the Questionnaire for the Manufacturer or Dealer of GMP Materials ǉ ( GMP ⢙ᯉ㼭䙐୶㏃䣧୞䃯ḕ㺘 Ǌ ) or the Questionnaire for the GMP Services Providers ǉ ( GMP ᴽउ୶䃯ḕ㺘 Ǌ ) – Conduct supplier background and risk checks by downloading and reviewing corporate credit reports, etc . to assess their credit history and compliance – Review due diligence reports prepared by third party due diligence vendors or the suppliers themselves . We conduct multi - channeled assessment and keep potential risks to manageable levels by understanding the detailed information of the suppliers ’ operating entities, previous and existing business relationships and experiences with us or our employees, the suppliers ’ relationships with government, third party subcontracting and control and compliance events Procurement review : – In key bidding projects, supplier information will be reviewed jointly by the legal department, EHS (Environmental, Health and Safety) department, infrastructure department, finance department, compliance department, marketing department and procurement department – We engage professional third - party vendors to prepare compliance report and evaluate for suppliers in key procurement categories . In particular, a professional third party consultant will be engaged to conduct the professional construction audit at the settlement of key fixed assets procurements

Environmental, Social and Governance Report 2024

Cooperation assessment:

- For GMP suppliers, the Company categorizes GMP suppliers into 3 levels (i.e. Risk Level III, Risk Level II, Risk Level I) according to risks in a descent order based on a comprehensive assessment of the likelihood, severity, and detectability of quality defects of the materials or services supplied by the suppliers, and ensures that activities such as the addition, change, removal, and disqualification of the materials or services supplied by the GMP suppliers follow the corresponding regulations in accordance with the strict protocols

Risk Level	Type of Material Supplied	Type of Service Supplied
III	Starting material for Active Pharmaceutical Ingredients (API) production, pharmaceutical excipients, internal packaging materials	Commissioned production of API, commissioned production/ commissioned primary packaging of formulated products, commissioned inspection
II	Other materials for API production, printed overpack materials, key GMP consumables in direct contact with the product	Commissioned production of starting material, commissioned secondary packaging of formulated products, commissioned storage, commissioned destruction of controlled waste, commissioned transport with temperature control requirements
I	Non-printed overpack materials, other key GMP consumables	Commissioned audits, preventive maintenance, calibration and metrology, validation and verification, commissioned transport without temperature control requirements, pest control, GMP consultancy

Supplier Risk Level Classification

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44 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 Supplier audit initiatives – Develop an annual quality audit plan based on supplier levels and internal supplier risk levels, conduct on - site quality audits of suppliers and strengthen supply chain management and review to ensure supply quality and reliability Our supplier audits cover different categories of GMP material supply and GMP services such as commissioned production service of starting material, commissioned production service of chemical API, and pharmaceutical excipients. The audit dimensions include quality management, EHS management, qualification and credit, etc. On - site audits will be conducted at least once every two years for higher risk materials or GMP services, and once a year for commissioned production of preparations . We have also selected a professional third - party auditing company to conduct audits of the factories of overseas suppliers (mainly imported excipient suppliers), and to review the compliance status of the plants, facilities and quality systems of the excipient suppliers ’ production sites . During the Reporting Period, we conducted quality audits of our Tier 2 suppliers of starting material for olverembatinib to ensure that their qualifications and product quality met FDA regulatory requirements . During the Reporting Period, we completed a total of 21 supplier audits and signed 28 supplier quality agreements ; in response to the problems identified in the audits, we promptly urged our suppliers to make quality improvements, so as to build a strong supply chain quality defense for high - standard product quality . Elimination mechanism: – Suppliers involved in quality incidents and suppliers who are identified with serious deficiencies in the audit and fail to rectify, or who seriously violate national laws and regulations or contract terms, will be blacklisted During the Reporting Period, we had a total of 1,075 suppliers, among which 978 were in Mainland China, Hong Kong, Macau and Taiwan, while 97 were from overseas.

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 45 Environmental, Social and Governance Report 2024 • Supplier Support and Cooperation Ascentage Pharma conducts a number of supplier quality management training programs for different categories of suppliers every year . Meanwhile, we actively participate in various industry exchanges and forums to discuss supplier relationship management and risk control, supply chain stability, digital empowerment, sustainable sourcing and certification, and other aspects of communication . Supplier quality communication and support • After the quality audit, conduct annual special quality training for all key API manufacturers and suppliers for commissioned production of preparations to help the suppliers correctly understand, thoroughly investigate and effectively rectify the problems identified in the audit process . • Conduct training for pest control service providers on quality management system and industry regulations and an in - depth look at GMP requirements and standards for pest control in pharmaceutical plants, to effectively empower pest control suppliers to improve their corporate quality management system and compliance with CMP requirements . • Strength quality requirements for suppliers of high - density polyethylene (HDPE) bottles, prompting suppliers to upgrade quality control standards, add new on - site control equipment, and optimize HDPE production processes . Industry training and exchanges • Participate in industry events such as the 2 nd China ESG - Manufacturing Procurement Forum in 2024 to exchange industry development trends and excellent practices, and to promote communication and cooperation with upstream and downstream suppliers .

46 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 • Supply Chain Stability Assurance Stable supply of commercialized products is a key element that contributes to Ascentage Pharma overall supply chain stability . We have actively mobilized various internal functional departments to calculate and project the demand plans for long - cycle materials and maintain close communication with suppliers to secure the inventory of upstream supplies such as API, starting material, packages, reagents and consumables . During the Reporting Period, we planned to establish an inventory of over 12 months of supplies for olverembatinib API, taking into account the existing inventory of olverembatinib API, the contracted volume to be delivered and the production plan for 2025 . Furthermore, adequate year - round supply of production - related materials and excipients is a metric for the Procurement Department ’ s performance appraisal as a way to strengthen the continuous supervision and control of supply stability . The Procurement Department of the Company also carries out the development and inspection of alternative suppliers from time to time, and implements the dual sourcing strategy to minimize risk of supply disruption . In order to ensure the stable supply of commercialized product of olverembatinib tablets, during the Reporting Period, our subsidiary, Ascentage Suzhou, was added as a manufacturer to produce our commercialized product, olverembatinib tablets, internally . In order to ensure a stable drug supply, Ascentage Pharma has joined hands with its logistics partners to build a global clinical drug supply center . As at the end of the Reporting Period, we had conducted clinical product trials in 18 countries and established 15 distribution centers, which has ensured the access to drugs and their timely and intact delivery to patients in urgent need .

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 47 Environmental, Social and Governance Report 2024 Environmental considerations • Green and environmental protection requirements for logistic suppliers : In terms of pharmaceutical cold chain logistics, we give priority to green logistics service providers (such as Sinopharm Logistics that has obtained energy - saving product certifications) to promote energy conservation and emission reduction in the supply chain . • Environmental protection considerations for supplies under the GMP category and printed packaging materials : We give priority to GMP suppliers that have established environmental protection systems such as those that have obtained relevant environment certifications . 3.3.2 Sustainable Supply Chain Ascentage Pharma is committed to building a high - quality , responsible and sustainable supply chain by comprehensively identifying , evaluating and controlling potential ESG risks in all aspects of the supply chain . During the Reporting Period , we optimized the Procurement and Supply Management Procedures ǉ ( ᧑䌬׋៹㇑⨶㾿〻 Ǌ ) by adding quality and environmental protection certifications, carbon neutrality and employment compliance to the evaluation of supplier qualifications, as well as incorporating suppliers ’ ESG competencies into the selection of evaluation items . In the course of cooperation with various suppliers, we have also taken into account ESG factors such as environmental protection , employment compliance, labor rights and interests, quality management and anti - corruption .

48 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 Social considerations • Compliant employment requirements for outsourced suppliers : For the suppliers who provided contracted staff to us, we strictly require that their employment of the staff is in compliance with the relevant laws and regulations through bidding requirements and contract clauses to protect interests of employees at the outsourced suppliers, and we reserve the right to spot check the implementation from time to time . • Quality management system for suppliers under GMP categories : We require suppliers to have a mature and complete quality management system, and conduct ESG risk reviews on GMP material suppliers according to the Questionnaire for the Manufacturer or Dealer of GMP Materials ǉ ( GMP ⢙ᯉ㼭䙐୶㏃䣧୞䃯ḕ㺘 Ǌ ) or the Questionnaire for the GMP Services Providers ǉ ( GMP ᴽउ୶䃯ḕ㺘 Ǌ ) to prevent potential quality risks . • Safety management requirements for suppliers of incoming construction services : We carry out safety management trainings quarterly, covering the safety management responsibilities for incoming construction suppliers, basic construction site safety requirements, etc . We have conducted a total of 120 training sessions in 2024 . Governance considerations • Compliance and anti - corruption commitments and clauses : We set up due diligence questionnaires, request written commitments from our suppliers in relation to their business relationships and compliance events, and impose requirements on supplier integrity through anti - corruption clauses in our contracts . • Anti - corruption review on the supply chain : Our legal and compliance departments review supply chain compliance and anti - corruption risks, incorporate business ethics requirements and hospitality and gift policies in our procurement processes, establish effective supervision and complaint channels, and strictly investigate and deal with anti - corruption related non - compliance matters and behaviors .

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 49 Environmental, Social and Governance Report 2024 4 Green Production, Safety Assurance Ascentage Pharma has always practised the concept of green development . To do that, it earnestly fulfills its environmental protection responsibilities, taking the initiative in addressing climate change by strictly implementing the management of pollutant emission outputs, and committed to mitigating the negative impact on the environment . In addition, employee health and safety serve as the first line of monitoring on our production operations . We continue to improve the production safety management system and strengthen the risk control mechanism to effectively improve occupational health and safety management . 1. Environmental Management Ascentage Pharma strictly abides by laws and regulations, continuously optimising its environmental management system by regularly carrying out internal and external audits . We establish scientific environmental management objectives to guide the effective environmental work for better environmental management practices . 1. Environmental Management System In China , Ascentage Pharma strictly complies with the Environmental Protection Law of the People ’ s Republic of China ǉ ( ѝ㨟Ӫ≁ޡ઼഻⫠ຳ؍䆧⌅ Ǌ ), the Law of the People ’ s Republic of China on Appraising of Environment Impacts ǉ ( ѝ㨟Ӫ≁ޡ઼഻⫠ຳᖡ丯䂅ܩ ⌅ Ǌ , and has formulated and continuously improved the Handbook for the Environment Management System ǉ ( ⫠ຳ㇑⨶億㌫᡻޺ Ǌ ), and a series of SOPs to clearly regulate environmental objectives , performance and process management procedures and strictly prevent various environmental risks . We have developed the Environmental Management Policy ǉ ( ⫠ຳ㇑⨶᭯ㆆ Ǌ ) to clearly stipulate the management practices in key environmental management areas such as environmental management, waste and emission management, and resource management . This policy is applied to production and operation activities of Ascentage Pharma and its subsidiaries . In addition , Ascentage Pharma has established a core environmental management structure composed of the Environment, Health and Safety (EHS ) department and department heads . The Board is responsible for regularly reviewing environmental management policies , performance related to environmental management and the achievement of objectives of the Company , supervising the implementation of environmental policies and ensuring the efficient operation of the environmental management system . We also strive to enhance the environmental protection awareness of all employees of the Company, and create a green development atmosphere through safety and environmental protection education for new employees and regular environmental protection trainings .

50 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 During the Reporting Period, Ascentage Pharma has successfully obtained the ISO 14001 environmental management system certification, which covers 100 % of the production bases of the Company, demonstrating our excellent environmental management performance . Environmental Management System Certification While continuously strengthening the environmental management system, Ascentage Pharma regularly reviews the environmental management of all its operating sites through internal and third - party audits in accordance with environmental protection regulations and relevant certification standards to ensure the effectiveness of the environmental management process . In response to the problems identified in the audit, we would require the relevant departments to correct the gaps and make improvements in a timely manner to continuously improve the Company ’ s environmental management performance .

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 51 Environmental, Social and Governance Report 2024 External Audit Internal Audit • In 2024, Ascentage Pharma has undergone two external professional environmental compliance audits, including environmental management related to the research and development of oncology drugs, etc . • In 2024, Ascentage Pharma has undergone a total of 8 environmental inspections and audits by external regulatory authorities, covering the storage and disposal of hazardous wastes, enforcement of pollution discharge permits, and treatment of wastewater, waste gas and waste residue etc. • In 2024, Ascentage Pharma conducted two internal environmental audits on each department, including regular assessment on internal and external environmental pollution factors, effectiveness of environmental risk management mechanism, etc. • In 2024, Ascentage Pharma conducted monthly environmental monitoring on all of its R&D and production sites, covering a total of 21 testing items and 579 samples. The annual monitoring performance is normal, with all pollutants in compliance with national and local emission standards Internal and external environmental audit External Environmental Compliance Audit In 2024 , Ascentage Pharma conducted a professional external environmental compliance audit on the management related to the research and development of antitumor drugs, with a view to verifying the effectiveness of the environmental management system . The Phase I of the audit focused on reviewing the effectiveness of the hazard identification process, environmental factor assessment system and monitoring mechanism . Regarding the two identified management deficiencies, we have implemented systematic rectification measures to enhance our management level and have successfully obtained the audit certification . The Phase II of the audit focused on the assessment mechanism of environmental objectives, risk management and control process, compliance evaluation system and emergency response capabilities . The audit results showed that all the indicators satisfied the regulatory requirements .

52 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 During the Reporting Period, Ascentage Suzhou secured the approval to be a 2 A - level green factory in Suzhou Industrial Park in 2024 , along with obtaining the second batch of 3 A - level green factories in Suzhou, and was conferred the “ Advanced Unit of Eco - environmental Protection ” , demonstrating the Company ’ s remarkable achievements in environmental management . As at the end of the Reporting Period, Ascentage Pharma did not have any environmental pollution incidents and was not subject to any environmental administrative penalties . Ascentage Pharma was conferred the “ Advanced Unit of Eco - environmental Protection ” 4.1.2 Environmental Goals Upholding the philosophy of sustainable development, Ascentage Pharma is committed to minimizing the impact of its own operations on the environment and achieving green production and development . Ascentage Pharma has worked out environmental objectives in four dimensions : enhancement of energy efficiency, reduction of greenhouse gas emissions, reduction of waste, and enhancement of water efficiency, constantly tracking the progress of achieving and incorporating into the Company ’ s development plan to guide its environmental management efforts in accordance with the policies, industry analysis, and its own environmental management practices .

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 53 Environmental, Social and Governance Report 2024 Enhancing energy efficiency: 50% of electricity consumed shall be from renewable resources by 2032 (latest domestic and overseas trends will be reviewed regularly and adjustments will be made in a timely manner) Minimizing greenhouse gas emissions: A carbon emission management system shall be established progressively, greenhouse gas emissions shall be reduced, and by 2040 carbon emissions shall be 50% lower than the peak level Reducing waste: Achieve a 95% waste recycling and reuse rate by 2040 Achieve zero landfilling of hazardous waste by 2025 Enhancing water usage efficiency: Reduce the consumption of water resources and enhance the water usage efficiency progressively Environmental Goals of Ascentage Pharma Ascentage Pharma sets the Company ’ s annual environmental goals and assessment requirements at the beginning of each year and requires signing of EHS target responsibility letters by all departments to ensure the establishment of clear management goals and indicators in relevant business areas and provide a basis for subsequent assessments . In 2024, Ascentage Pharma set and achieved the following annual environmental management goals: • Zero accident and zero fine for environmental protection goals • The completion rate of environmental inspection and audit rectification plan reached 100% • 100% compliance rate with standard for the emission rate of wastewater and exhaust gas pollutants • 100% compliance rate with regulations on the disposal rate of solid waste and hazardous waste, and achieved zero landfilling of hazardous waste

54 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 2. Tackling Climate Change Ascentage Pharma attaches great importance to the risks and opportunities brought about by climate change to the Company ’ s development and has incorporated climate change into its sustainable development management to enhance the ability to respond to climate risks, capitalize on business development opportunities, ensure the Company ’ s stable operation and enhance its sustainable competitiveness . 1. Governance Ascentage Pharma recognizes the risks and impacts of climate change on its stable operations and has established a climate change risk governance framework consisting of “ the Board of Directors – the Audit Committee – Functional Departments ” . We continue to improve the climate risk management process and actively implement various management initiatives to ensure the effectiveness of our climate change risk management system . The Board of Directors • responsible for the final determination and review of major risks of climate change and the determination of risk response plans • monitoring environmental targets associated with climate change to improve energy efficiency and reduce greenhouse gas emissions • reviewing the achievement of these targets on a regular basis The Audit Committee • responsible for identifying risks of climate change, and maintaining regular communication and reporting with the Board of Directors and functional departments • comprehensively monitoring the implementation of climate change risk responses Functional Departments • responsible for conscientiously implementing matters to climate change management • assisting the Audit Committee in reporting to the Board of Directors Climate Change Risk Governance Framework

Environmental, Social and Governance Report 2024

4.2.2 Strategy

In accordance with the guidelines of the Task Force on Climate-related Financial Disclosures (TCFD) and taking into account its own operating conditions, changes in policies and market environment, industry development and other factors, Ascentage Pharma utilized scientific scenario analysis to identify the impact of climate change risks on its operations, strategies and finance. We identified the physical risks and transition risks that will have a significant impact on Ascentage Pharma to support the Company in establishing a more effective climate change management strategy through our assessment of materiality impact on an enterprise.

We divided the climate scenarios into turquoise (strict pathway/committed to reaching a lower carbon economy scenario) and brown (high emissions/business-as-usual pathway) scenarios, and analyzed the likelihood of climate risks in three time dimensions, namely, the short-term (0-5 years), the medium-term (5-10 years), and the long-term (over 10 years). Under the turquoise scenario, we select the Representative Concentration Pathway, RCP 4.5[7], of the United Nations Intergovernmental Panel on Climate Change (IPCC) as the analytical scenario for physical risks; and the Announced Pledges Scenario (APS)[8] of the International Energy Agency (IEA) as the analytical scenario for transition risks. Under the brown scenario, we select the Representative Concentration Pathway, RCP 8.5[9], of the United Nations Intergovernmental Panel on Climate Change (IPCC) as the analytical scenario for physical risks; and the Stated Policies Scenario (STEPS)[10] of the International Energy Agency (IEA) as the analytical scenario for transition risks.

7 RCP 4.5: Assuming that global GHG emissions peak at mid-century and then taper off, this scenario produces a global average temperature increase of between 2°C and 3°C relative to pre-industrial levels.

8 Announced Pledges Scenario (APS): Assuming that all climate pledges made by the world's governments, including Nationally Determined Contributions (NDCs) and long-term net-zero targets will be met in full and on time.

9 RCP 8.5: Assuming that global GHG emissions still continue to increase by the end of the century, the scenario shows an increase in global average temperature of more than 4°C relative to pre-industrial levels.

10 Stated Policy Scenario (STEPS): Assuming that governments will only accomplish what they are actually doing now in the overall energy economy to achieve their goals, and that desired energy or climate goals will not be assumed to be automatically met.

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56 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 We have identified the following climate risk factors: Countermeasures Current financial impacts Percentage of assets vulnerable to risk/ opportunity Risk/opportunity correlation statement and description of financial impacts Time dimensions Risk scenario Risk/ opportunity parameters Risk/ opportunity type Brown scenario Turquoise scenario • Establishing a sound emergency response plan for extreme weather by comprehensively assessing the potential risk of the Company ’ s operations being affected by extreme weather events; • Providing emergency facilities including yellow sand, shovels, first aid kits, AED external defibrillators, etc. Each floor is staffed with 2 - 3 first aiders and evacuation drills and first aid training sessions are conducted annually. In 2024, high temperatures in summer resulted in the Company incurring additional chilled water supply costs and electricity costs to maintain a stable production environment temperature. Under the medium - and long - term time dimension of the selected scenario, Guangzhou, Shanghai, Suzhou and Taizhou in China, where Ascentage Pharma operates, are subject to a medium risk rating and 32.4% of its assets are vulnerable to the risk of extremely hot weather. Extremely hot weather may cause wear and tear on production equipment and facilities and increase the operating costs associated with temperature control that companies need to incur in order to maintain a stable production environment; in addition, extremely hot weather may also cause damage to the power grid and power rationing, etc., which may increase the cost of electricity for enterprises. medium - and long - term √ Extremely hot weather Acute Physical risks • Planning for safety stock, maintaining positive communication with suppliers, and developing supply chain disruption response plans. • Continuously monitoring climate change trends in the operating locations and embed them into asset development considerations.

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 57 Environmental, Social and Governance Report 2024 Countermeasures Current financial impacts Percentage of assets vulnerable to risk/ opportunity Risk/opportunity correlation statement and description of financial impacts Time dimensions Risk scenario Risk/ opportunity parameters Risk/ opportunity type Brown scenario Turquoise scenario In September 2024, Suzhou was hit by a typhoon and the Company incurred additional operating costs for the maintenance and repair of equipment and enhancement of early warning measures, etc., which was caused by the typhoon. Under the medium - and long - term time dimension of the selected scenario, Guangzhou and Shanghai in China, where Ascentage Pharma operates, are subject to a medium risk rating and 0.1% of its assets are vulnerable to the risk of extreme weather events (typhoons, etc.). Extreme weather events (typhoons, etc.) may affect normal production and business operations and increase the cost of early warning and disaster prevention measures deployed early by enterprises to cope with extreme weather; in addition, extreme weather events may cause problems such as damage to power grids and equipment, which may increase the cost of equipment maintenance and new construction for enterprises. medium - and long - term √ Extreme weather events (typhoons, etc.) Acute Physical risks In 2024, high temperatures in summer resulted in the Company incurring additional chilled water supply costs and electricity costs to maintain a stable production environment temperature. Under the medium - and long - term time dimension of the selected scenario, all of Ascentage Pharma ’ s operating locations are subject to a medium risk rating and 100% of its assets are vulnerable to the risk of increase in average temperature. The increase in average temperature may lead to an increase in the number of extremely hot days in regions, which in turn will increase the operating costs related to environmental control required by enterprises to maintain a stable production environment; in addition, the increase in average temperature may increase the demand for electricity by enterprises and increase the cost of electricity used by enterprises due to the impact of the supply - demand imbalance of electricity from external sources. medium - and long - term √ Increase in average temperature Chronic

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Risk/ opportunity type		Risk/ opportunity parameters	Risk scenario: Turquoise scenario	Risk scenario: Brown scenario	Time dimensions	Risk/opportunity correlation statement and description of financial impacts	Percentage of assets vulnerable to risk/ opportunity	Current financial impacts	Countermeasures
Transition Risks	Policies and Laws	Raising pricing of greenhouse gas (GHG) emissions	√		medium- and long-term	With the improvement of the carbon emission trading policy, Ascentage Pharma may face the need to purchase carbon allowances to cope with the shortage of carbon credits in the future, which will result in additional capital expenditure. According to the International Energy Agency (IEA) database, developing countries, including China, that have proposed carbon neutrality action plans, are expected to see carbon pricing at US$40 per tonne in 2030 and US$160 per tonne in 2050 in real money terms of 2021 under this scenario. In addition, increasing local policy requirements for mandatory compliance ratios for GHG emissions will also increase future carbon emission trading costs for enterprises.	Ascentage Pharma currently has a production base in Suzhou and 32.2% of its assets are vulnerable to the risk of raising pricing of GHG emissions.	During the current Reporting Period, Ascentage Pharma was not included in the carbon emission trading market and therefore there was no current financial impact for the time being.	• Consolidating and reporting updates on national laws, regulations and industry standards on a monthly basis, and conducting EHS compliance assessments. • Standardizing information disclosure in accordance with the Guide of The Stock Exchange to improve the data collection system and set corporate environmental objectives.
		Enhancing emissions reporting obligations	√		Short-term	Enhancing emissions reporting obligations may lead to an increase in the scope of accounting, data accuracy and frequency of reporting, etc., resulting in the need for enterprises to strengthen the GHG verification work to ensure the compliance of corporate disclosure and reporting, which in turn increases internal energy and emissions accounting and management costs.	Ascentage Pharma has been subject to the relevant regulatory requirements of the Hong Kong Stock Exchange where it is listed, and therefore the percentage of its assets subject to the risk of enhancing emission reporting obligations is 100%.	In 2024, Ascentage Pharma spent additional costs on carbon footprint certification, GHG verification certification, energy management system establishment and accreditation certification, etc. to support the fulfilment of GHG emissions reporting obligations.	

58 Ascentage Pharma Group International Environmental, Social and Governance Report 2024

Environmental, Social and Governance Report 2024

Risk/ opportunity type		Risk/ opportunity parameters	Risk scenario		Time dimensions	Risk/opportunity correlation statement and description of financial impacts	Percentage of assets vulnerable to risk/ opportunity	Current financial impacts	Countermeasures
			Turquoise scenario	Brown scenario					
Transition Risks	Technologies	Costs of transition to lower emissions technology	√		medium- and long-term	Transition to lower emissions technology will prompt enterprises to focus on optimizing their carbon emission pathways, including measures to optimize energy mix and processes. As a result, investment in environmental protection measures such as replacement of energy conservation equipment and application of clean energy, as well as energy mix transformation measures, will increase the management and operating costs of enterprises.	Ascentage Pharma currently has a production base in Suzhou and 32.2% of assets are vulnerable to the risk of costs of transition to lower emissions technology.	In 2024, Ascentage Pharma spent additional costs on retrofitting residual heat utilization installations, intelligent control optimization of the refrigeration system, and building an energy management platform, etc. to support transition to lower emissions technology.	• Launching a comprehensive feasibility study and risk assessment to ensure the efficient implementation of measures such as process optimization, equipment upgrading, facility modification and technological innovation on the basis of ensuring the smooth operation of the business.
Transition Risks	Opportunities	Resource efficiency	√		medium- and long-term	By launching comprehensive energy efficiency improvement initiatives and process innovations, the Company is in a better position to improve resource allocation and utilization efficiency, thereby reducing energy consumption and further reducing operating costs; in addition, the green and low-carbon brand image may bring about an increase in operating revenue.	Ascentage Pharma currently has a production base in Suzhou and 32.2% of assets are vulnerable to the risk of opportunities of resource efficiency.	In 2024, Ascentage Pharma spent additional costs on retrofitting residual heat utilization installations, intelligent control optimization of the refrigeration system, and building an energy management platform, etc. Such initiatives are expected to achieve further energy efficiency improvements in the future, thereby reducing the operating costs of the enterprises.	• Working on process innovation and resource management optimization. • Working on energy mix optimization initiatives and exploring the possibility of expanding renewable energy sources.

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60 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 We continue to improve our energy management standards and effectively reduce greenhouse gases (GHG) emissions through energy efficiency enhancement and energy mix transformation . Ascentage Pharma has established various energy management systems, including Energy Management System ǉ ( 㜭Ⓚ㇑⨶ࡦᓖ Ǌ ), Energy Measurement Management System ǉ ( 㜭Ⓚ䀸䟿㇑⨶ࡦᓖ Ǌ ) and Energy Consumption Quota Assessment System ǉ ( 㜭Ⓚ⎸ 㙇ᇊ乽㘳Ṩࡦᓖ Ǌ ), etc . , to ensure the fulfillment of energy management responsibilities . During the Reporting Period, Ascentage Pharma further promoted the construction of its own energy management system and obtained ISO 50001 Energy Management System Certification . In addition , we have actively explored low - carbon products and management practices to promote low - carbon transformation and sustainable development . As of the end of the Reporting Period , Ascentage Pharma has obtained ISO 14064 GHG Verification , and our small molecule targeted anti - tumor tablets have obtained ISO 14067 Product Carbon Footprint Certification . Certificate of Energy Management System Certification Greenhouse Gas Emission Verification Certificate Carbon Footprint Evaluation Certificate

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 61 Environmental, Social and Governance Report 2024 Energy Management Contract • Adopting the energy cost hosting model under the energy management contract (EMC) to carry out special energy project management for air conditioning and water cooling/heating systems, steam systems, etc . to improve management efficiency and reduce costs Green Design • Adopted green building design to reduce energy consumption, and some of the buildings have been certified as 2 - star green buildings Energy Efficiency Improvement and Energy Structure Transformation • Updating refrigeration equipment, such as refrigerators, to reduce energy consumption in warehouse cold chain • Through installing inversion devices, adopting intelligent control systems, and adding steam condensate recovery devices to promote energy efficiency and energy structure transformation • Launching a survey on photovoltaic power generation suppliers, gradually pushing forward the construction of photovoltaic power generation, and increasing the proportion of renewable energy used Energy Management Initiatives

62 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 In addition, we promote the awareness of green office and implement carbon reduction measures among our employees through concrete actions, so as to achieve our greenhouse gas emission reduction targets together . Adoption of energy - saving equipment such as intermittent - running air conditioners and auto - sensing LED lights Installed the pure electric vehicle charging piles Rolled out paperless office with the help of online office system Green Office Initiatives 4.2.3 Risk Management In order to enhance our resilience against climate change and to effectively grasp and control climate - related risks and opportunities, Ascentage Pharma continues to strengthen its risk management capabilities based on a scientific risk management system . We have set up risk management plans for identified risks and formulated emergency management solutions to effectively mitigate the risks and impacts of climate change on our operations and to promote the sustainable development of the Company . Risk points filtering Risk analysis and materiality determination Development of risk response plan Evaluate the impact of identified risk points on the Company’s business, and rank the risk materiality according to the possibility and materiality of the risk Develop effective plans in response to identified risk points; monitor the progress and results of risk response to important climate risks on a regular basis The functional department jointly screened out the climate change risks related to Ascentage Pharma based on the internal status quo and external environment of the Company Risk Management System Related to Climate Change of Ascentage Pharma

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 63 Environmental, Social and Governance Report 2024 4.2.4 Indicators and Targets Ascentage Pharma has set targets to improve energy efficiency and reduce greenhouse gas emissions . We regularly monitor energy consumption and greenhouse gas emission data and integrate the concept of green development into our R&D, production and operations to ensure the accomplishment of our environment management goals . In 2024 , the total Scope I and II GHG emissions of Ascentage Pharma were 7 , 281 . 64 tCO 2 e, and the Scope I and II GHG emissions intensity was 0 . 07 tCO 2 e/RMB 10 , 000 revenue . Energy Consumption and Greenhouse Gas Emissions of Ascentage Pharma Unit 2024 2022 2023 Indicator liter 30.00 35.00 33.00 Total diesel consumption liter 3,196.00 3,366.00 3,314.00 Total gasoline consumption m 3 815,882.00 611,179.50 959,135.00 Total natural gas consumption kWh 10,269,138.00 7,152,347.39 9,986,720.90 Total electricity consumption kWh 17,599,620.50 12,652,192.95 18,600,424.32 Total comprehensive energy consumption 11 kWh/ 179.47 603.32 837.86 Intensity of integrated energy consumption RMB10,000 tCO 2 e 1,771.22 1,329.00 2,081.23 Greenhouse gas emissions (Scope 1) 12 tCO 2 e 5,510.42 4,078.98 5,695.43 Greenhouse gas emissions (Scope 2) 13 tCO 2 e 7,281.64 5,407.99 7,776.66 Greenhouse gas emissions (Scope 1, 2) tCO 2 e/ 0.07 0.26 0.35 Intensity of greenhouse gas emissions (Scope 1, 2) RMB10,000 tCO 2 e 129.75 / 112.18 Greenhouse gas emissions (Scope 3) C1: Purchased goods and services tCO 2 e 646.20 / / Greenhouse gas emissions (Scope 3) C2: Fixed assets tCO 2 e 464.43 / / Greenhouse gas emissions (Scope 3) C3: Fuel - and energy - related activities tCO 2 e 0.07 / 0.07 Greenhouse gas emissions (Scope 3) C4: Upstream transportation and distribution tCO 2 e 0.26 / / Greenhouse gas emissions (Scope 3) C5: Waste generated from operations tCO 2 e 426.91 / 1,008.00 Greenhouse gas emissions (Scope 3) C6: Business travel tCO 2 e 112.42 / 188.72 Greenhouse gas emissions (Scope 3) C7: Employee commuting tCO 2 e 0.37 / 0.55 Greenhouse gas emissions (Scope 3) C9: Downstream transportation and distribution tCO 2 e 1,780.41 / 1,309.53 Greenhouse gas emissions (Scope 3) 14 tCO 2 e/ RMB10,000 0.02 / 0.06 Intensity of greenhouse gas emissions (Scope 3) 11 12 13 14 Comprehensive energy consumption is calculated in accordance with the General Rules for Calculation of the Comprehensive Energy Consumption ǉ ( ㏌ਸ㜭㙇䀸㇇䙊ࡷ Ǌ ) (GB 2589 - 2020 ) issued by the State Administration for Market Regulation and Standardization Administration of China . Scope 1 greenhouse gas emissions involve the consumption of diesel , gasoline and natural gas , and the emission factors come from the Guidelines for Calculation Methods and Reporting of Greenhouse Gas Emissions from Industrial and Other Industrial Enterprises ǉ ( ᐕᾝަԆ㹼 ᾝԱᾝⓛᇔ≓億ᧂ᭮Ṩ㇇ᯩ⌅㠷๡੺ᤷই Ǌ ) issued by the National Development and Reform Commission of China . Scope 2 greenhouse gas emissions involve purchased electricity, and the emission factor comes from the Announcement on the Release of 2022 Carbon Dioxide Emission Factors for Electricity ǉ ( 䰌ᯬⲬո 2022 ᒤ䴫࣋Ҽ≗ॆ⻣ᧂ᭮ഐᆀⲴޜ੺ Ǌ ) issued by the Ministry of Ecology and Environment . In 2024 , the Company conducted the accounting of some Scope 3 greenhouse gas emissions categories, including purchased goods and services, fixed assets, fuel and energy related activities, upstream transportation and distribution, waste generated from operations, business travel , employee commuting , downstream transportation and distribution categories . Among them , the activity data are from the financial system data of the Company and the estimated statistics of relevant departments, and the emission factors are from the China Greenhouse Gas Emission Coefficient Library for Product Life Cycle (2022) ǉ ( ѝ഻⭒૱ޘ⭏ભ䙡ᵏⓛᇔ≓億ᧂ᭮㌫ᮨ䳶 (2022) Ǌ ) issued by the Environmental Planning Institute of the Ministry of Ecology and Environment .

64 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 3. Emission Management Ascentage Pharma actively fulfills its environmental protection responsibilities for a shared and green future . We continue to strengthen the management of pollutant emissions to ensure the compliant emission of exhaust gas, wastewater and waste, and actively explore ways to reduce pollutants to promote the sustainable development of Ascentage Pharma . 1. Waste Gas Management Ascentage Pharma strictly complies with the Law of the People ’ s Republic of China on the Prevention and Control of Atmospheric Pollution ǉ ( ѝ㨟Ӫ≁ޡ઼഻བྷ≓⊑ḃ䱢⋫⌅ Ǌ ) and other laws and regulations and the limit values in the Comprehensive Emission Standards for Atmospheric Pollutants ǉ ( བྷ≓⊑ḃ⢙㏌ਸᧂ᭮⁉Ⓠ Ǌ ) and the Emission Standards for Atmospheric Pollutants in the Pharmaceutical Industry ǉ ( 㼭㰕ᐕᾝབྷ≓⊑ḃ⢙ᧂ᭮⁉Ⓠ Ǌ ), and guides the waste gas management of the Company in accordance with the Environmental Management Policy ǉ ( ⫠ຳ㇑⨶᭯ㆆ Ǌ ) to ensure the compliant emission of waste gas pollutants . The waste gas of Ascentage Pharma mainly includes smoke and fumes, odorous gases, toxic and hazardous gases generated during the production, drug R&D and operation . With well - developed environmental protection facilities in place, we conduct monitoring on pollutants to ensure that we are in compliance with the emission of exhaust pollutants and minimize the impact on the surrounding environment . Construction of Environmental Protection Facilities • All of the experimental processes are regulated in fume hoods . This is to ensure that volatile organic compounds are collected through fume hoods and adsorbed by activated carbon adsorption devices to satisfy the emission standards Pollutant Monitoring • Standard identification signs have been set up at all waste gas discharge outlets and pollutants are monitored and recorded • Warning settings have been set for all of our monitoring indicators to ensure that we can take timely action when emissions reach an early warning value Waste Gas Management Initiatives

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 65 Environmental, Social and Governance Report 2024 4.3.2 Wastewater Management In China, Ascentage Pharma strictly complies with the Water Pollution Prevention and Control Law of the People ’ s Republic of China ǉ ( ѝ㨟Ӫ≁ޡ઼഻≤⊑ḃ䱢⋫⌅ Ǌ ) and other laws and regulations, and implements orderly wastewater management measures in accordance with our Environmental Management Policy ǉ ( ⫠ຳ㇑⨶᭯ㆆ Ǌ ) to ensure the compliant emission of wastewater pollutants . We promote the application of wastewater online monitoring facilities and video surveillance equipment, conduct pre - warnings of abnormal emissions through intelligent and visualization systems, and effectively enhance the efficiency of real - time cross - departmental data sharing and business collaboration, so as to quickly respond and effectively solve abnormalities in pollution prevention and control facilities and minimize the occurrence and impact of environmental pollution risk . Wastewater Online Monitoring Equipment In addition, Ascentage Pharma formulated and implemented a wastewater monitoring plan based on its actual management needs . We strictly control the wastewater generated in all aspects of our operations and regularly monitor the emission of wastewater pollutants . In the event that there is any pollutant emission exceeding the standard, we would immediately analyze the cause and take timely corrective and preventive measures .

66 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 4.3.3 Waste Management In China, Ascentage Pharma strictly complies with the Law of the People ’ s Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste ǉ ( ѝ㨟Ӫ≁ޡ઼഻ പ億ᔒ⢙⊑ḃ⫠ຳ䱢⋫⌅ Ǌ ), the Hazardous Waste Storage Pollution Control Standards ǉ ( ড 䳚ᔒ⢙䋟ᆈ⊑ḃ᧗ࡦ⁉Ⓠ Ǌ ), the Technical Specification for the Setting of Hazardous Waste Identification Marks ǉ ( ড䳚ᔒ⢙䆈ࡕ⁉䂼䁝㖞ᢰ㺃㾿ㇴ Ǌ ) and other laws and regulations, and formulates and improves the Solid Waste Management System ǉ ( പ億ᔒ⢙㇑⨶ࡦᓖ Ǌ ) to achieve standardized management of waste . We strictly manage waste from all production and operation activities in accordance with the Environmental Management Policy ǉ ( ⫠ຳ㇑⨶᭯ㆆ Ǌ ) of the Company to reduce negative impacts on the environment . We collect solid waste in different categories and establish a comprehensive treatment mechanism and process to ensure that all types of waste are properly and compliantly treated and disposed of by contractors with professional qualifications, so as to effectively control the pollution caused by waste and achieve the goal of waste management of the Company . Hazardous Waste • The Company conducts unified and standardized collection and storage • Laboratory waste liquids, waste auxiliary equipment, waste activated carbon and other hazardous wastes shall be handed over to hazardous waste disposal units with professional qualifications for disposal by incineration • Laboratory medical waste such as small animal carcasses and bedding in animal rooms shall be handed over to medical waste disposal units with professional qualifications for disposal by incineration Non - hazardous Waste • Waste cardboard, waste cartons and other recyclable wastes shall be collected by the cleaning staff and carried to the recyclables warehouse, where they are weighed and recorded, and regularly handed over to processing units with professional qualifications for recycling Waste Management Initiatives

Environmental, Social and Governance Report 2024

4.4 Occupational Health and Safety

Ascentage Pharma gives priority to safe production and operation and the occupational health of its employees and keeps optimizing its occupational health and safety management system, actively fosters a safety culture, and creates a favorable production and operation environment. It also effectively protects the health and safety of its employees and promotes the healthy development of the Company.

4.4.1 Management System

In strict compliance with the Production Safety Law of the People's Republic of China (《中華人民共和國安全生產法》), the Law of the People's Republic of China on the Prevention and Treatment of Occupational Diseases (《中華人民共和國職業病防治法》), the Technical Specification for Occupational Health Surveillance (《職業健康監護技術規範》) and other laws and regulations, Ascentage Pharma formulated a series of regulations, effectively improved the standardization of occupational health and safety management and achieved the goals of a sound occupational health and safety management by formulating internal policies and systems such as the System on Managing and Controlling Safety Production Risk by Ranks and System on Handling Hidden Risk Inspection (《安全生產風險分級管控和隱患排查治理制度》), the EHS Goal Performance Supervision and Evaluation Procedures (《EHS目標績效監督與測量程序》), the Management System for Occupational Health (《職業健康管理制度》) and the Post Operation Regulations (《崗位操作規程》).

In order to strengthen its responsibilities in occupational health and safety management, Ascentage Pharma has established a governance structure with the safety committee as the core and production safety working group as the cornerstone to ensure the efficient operation of the occupational health and safety system. We implement the production safety accountability, requiring all employees to sign safety commitment letters, clarifying the safety management responsibilities at all levels, and holding regular meetings to report the implementation of safety work and closed-loop rectification.

We introduced external certification of occupational health and safety management system to drive the construction of the management system of the Company with higher standards, and improve the overall standard of occupational health and safety. As of the end of the Reporting Period, Ascentage Pharma has passed the ISO 45001 occupational health and safety management system certification, and there was no work-related fatality in the past three years or work-related injury during the Reporting Period.

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68 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 Occupational Health and Safety Management System Certification 4.4.2 Occupational Health and Safety Risk Management Ascentage Pharma established a comprehensive occupational health and safety management system and continuously optimized the operation mechanism . We classified the risks every year and regularly conduct safety inspections and special inspections and make timely rectification to effectively prevent and control occupational health and safety management risks . During the Reporting Period, Ascentage Pharma conducted a total of 28 external inspections and expert counseling and identified 45 deficiencies, all of which have been rectified . It also conducted a total of 61 internal potential safety hazard inspections and identified a total of 559 deficiencies throughout the year with a rectification rate of 98 . 5% . Regular Inspection Comprehensive Inspection • Weekly and monthly routine inspections and safety inspections during holidays are carried out by the person in charge of the laboratory • Special inspections on power distribution rooms and gas facilities are carried out as necessary, and carry out closed - loop rectification • Members of the safety committee conducted quarterly comprehensive inspections and followed up with effective rectification measures • Through quarterly and annual appraisals, rewards are awarded to those who identified significant safety hazards with high rectification efficiency, through which employees are encouraged to actively participate in safety management Safety Risk Inspection

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 69 Environmental, Social and Governance Report 2024 In accordance with the Management System for Occupational Health ǉ ( 㚧ᾝڕᓧ㇑⨶ࡦᓖ Ǌ ), Ascentage Pharma implemented the end - to - end prevention and control of occupational diseases , in an effort to provide a safe and healthy working environment . We constantly improved the protective and emergency facilities and equipment and carried out health examinations for employees with occupational disease hazards , so as to effectively protect the occupational health and safety of our employees . Safety protection • Installed local exhaust ventilation devices at the production sites, adopted various measures for the prevention of dust, toxic exposure, noise exposure as well as measures for biosafety protection, etc . • Provide our employees with personal protective equipment Emergency response • Set up an emergency response team • Prepare emergency supplies including emergency lights, first - aid kits, first - aid medicines, eyewash devices, etc. Occupational health management • Organize employees with occupational disease hazards to carry out the appropriate pre - job, on - job and off - job occupational health examinations, and have the employees sign in writing to confirm the results Health and Safety Management Measures

70 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 In addition, Ascentage Pharma formulated and implemented the EHS Management Rules for Contractors ǉ ( ᢯व୶ EHS ᆸࡷ Ǌ ), which clearly imposed strict requirements of “ zero safety incident, zero environmental incident and zero non - compliance incident ” on the contractors, and carried out full cycle safety management for contractors . Safety risk assessment • Continuously improving approval system for high risk work, such as use of fire, work at height, hoisting and work in confined space, and conducting safety risk assessments before the commencement of projects • Requiring contractors to sign the Production Safety Management Agreement, and conducting pre - job safety training Safety supervision on contractors • Implementing the contractor safety supervision responsibilities of the person in charge for projects from the Company • Carrying out on - site inspection and irregular random inspection on contractors, and tracking the implementation of issues rectification • Safety factor is regarded as an important indicator for performance evaluation on contractors, which will directly affect the continuity of cooperation Safety training for contractors • Conducting regular safety training for contractors, to ensure that contractors are aware of the Company ’ s management requirements and standards • For safety issues identified during the review on contractors, carrying out targeted assistance and improvement thereto, to enhance the safety management of contractors Safety Management Measures for Contractors

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 71 Environmental, Social and Governance Report 2024 4.4.3 Cultivation of a Safety Culture Ascentage Pharma has actively conducted the cultivation of a safety culture , established the health and safety awareness of employees and partners, and jointly created a safe and harmonious operating environment . We have formulated the EHS Training and Management System ǉ ( EHS ษ䁃㇑⨶ࡦᓖ Ǌ ) to continuously improve the safety training system for employees , suppliers and contractors , and regularly launched health and safety themed training and emergency drills to cultivate a good safety culture . During the Reporting Period, a total of 78 safety trainings and emergency drills were conducted by Ascentage Pharma, covering employees, resident personnel of third parties and heads of contractors . Health and safety training and emergency drills During the National Fire Prevention Month in 2024 , in order to further enhance the emergency response and evacuation capabilities of all employees, Ascentage Pharma organized all employees at the headquarters and incubator resident enterprises to carry out fire evacuation drills, with a participation scale of 275 people .

72 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 “ Production Safety Month ” series of activities In 2024 , Ascentage Pharma and Suzhou Industrial Park Science and Education Innovation District jointly organized the “ Production Safety Month ” series of activities . We organized various competition activities such as the Emergency Response Skills Challenge Competition to enhance the safety awareness of the Company and its employees, strengthen the safety knowledge base, and help participants acquire safety protection and emergency response skills . Ascentage Pharma continuously strengthened the construction of safety culture and was awarded the “ Outstanding Organization Award for Enterprises in Production Safety Month 2024 ” , “ 2024 Socially Responsible Enterprise for Production Safety ” and other honors in 2024 . Safety Management Honor Awards

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 73 Environmental, Social and Governance Report 2024 5 Empowering Talents to Create Warmth Together Ascentage Pharma actively responds to the trend of globalization, implements an international talent strategy, and strives to create a diverse and inclusive atmosphere of corporate culture . The Company comprehensively protects the rights and interests of its employees, and has carefully planned an all - round career growth path for its employees to ensure that each employee can thrive in a working environment full of challenges and opportunities, and continuously stimulate their enthusiasm and satisfaction, so as to help the Company build a solid competitive advantage . 1. Employment 1. Standardized Management Ascentage Pharma insists on compliance recruitment and employment , and strictly abides by a series of relevant laws and regulations such as the Labor Law of the People ’ s Republic of China ǉ ( ѝ㨟Ӫ≁ޡ઼഻ऎअ⌅ Ǌ ), the Labor Contract Law of the People ’ s Republic of China ǉ ( ѝ㨟Ӫ≁ޡ઼഻ऎअਸ਼⌅ Ǌ ), the Special Provisions on Labor Protection of Female Workers ǉ ( ྣ㚧ᐕऎअ؍䆧⢩ࡕ㾿ᇊ Ǌ ), and any other applicable laws and regulations in our operation sites outside China, and has formulated its internal management systems including the Recruitment Management System ǉ ( ᤋ㚈㇑⨶ࡦᓖ Ǌ ) and the Probation Management ǉ ( 䂖 ⭘ᵏ㇑⨶ࡦᓖ Ǌ ) to ensure the standardization of the process . During the year, the Company optimized the Employee Manual ǉ ( ଑ᐕ᡻޺ Ǌ ) to adapt to the new management needs, and added the Interns Management System ǉ ( ሖ㘂⭏㇑⨶ࡦᓖ Ǌ ), which provided clear guidance for the Company to attract, manage and cultivate intern and effectively enhanced the efficiency and quality of intern training, so as to help the Company accurately select and nurture outstanding talents in the future . The Company adheres to the principles of equality and transparency in employment, strictly implements employee background review during the recruitment process, firmly opposes and rejects the employment of child labor and forced labor and strives to safeguard a fair and equal working environment with fully respect for labors ’ rights . We also prohibit workplace sexual harassment . As of the end of the Reporting Period, we did not experience any violations related to sexual harassment, child labor or forced labor .

74 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 5.1.2 Diversified Recruitment The Company actively establishes a workforce diversity policy and management oversight . During the year, the Employee Diversity Policy ǉ ( ଑ᐕཊݳॆ᭯ㆆ Ǌ ) has been formulated and publicly disclosed . The Board of Directors of the Company is responsible for overseeing the effectiveness and implementation of the policy, and the Audit Committee under the Board is responsible for guiding and supervising the specific implementation of employee diversity policies . This policy applies to all employees of the Company , and business partners such as suppliers are encouraged to abide by it . We are committed to treating every job applicant equally, and strictly prohibit any discrimination based on ethnicity, race, gender, nationality, geography, religious beliefs, etc . The Company is committed to attracting and nurturing talents with diverse backgrounds, and welcomes talents with different experience, ethnicity, gender and nationality to join us, so as to jointly promote the efficient development of teamwork . In order to strengthen the construction of our talent pool, we pay close attention to the current job vacancies and formulate a scientific talent pipeline development strategy accordingly . We widely attract high - caliber talents with relevant professional knowledge, superb skills and rich experience through diversified talent recruitment channels such as corporate presentations, online recruitment, job fairs, internal recommendations and internal referral competitions, so as to ensure that the Company always has a solid talent pool in the fierce market competition .

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 75 Environmental, Social and Governance Report 2024 As of the end of the Reporting Period, Ascentage Pharma had a total of 567 employees, including 567 full - time employees and 0 part - time employee . 49 employees held doctoral degrees . Below is an overview of employee data by category : 252 315 Male Female By gender 453 67 47 Below aged 30 Aged 30 - 50 Above aged 50 By age group 461 106 Mainland China Overseas By region 303 76 139 49 By degree Doctoral degree Master’s degree Bachelor’s degree Bachelor’s degree below

Environmental, Social and Governance Report 2024

5.2 Talent Development

Ascentage Pharma is committed to establishing a comprehensive and effective talent management and cultivation system. By integrating internal and external quality resources, we provide employees with diverse learning and development opportunities and help them improve their professional qualities and comprehensive capabilities. At the same time, the Company continues to optimize remuneration and performance management, fully supports employees' personal growth and self-realization, and encourages employees to work hand in hand with the Company.

5.2.1 Remuneration and Performance

In order to improve the effectiveness of performance management and enhance employees' sense of fairness and belonging, the Company integrated the original remuneration and performance management system during the Reporting Period, and formulated more complete *Remuneration and Performance Management System* (《薪酬績效管理制度》) and *Commercial Remuneration and Performance Management System* (《商業化薪酬績效管理制度》), which established variable performance-based component to pay for all employees (including non-management employees and non-sales employees) and clarified the remuneration composition and reward standards for different positions and performance levels, so that employees can clearly understand the relationship between effort and reward, and meanwhile provided the Company with a more reasonable basis for incentives and promotions. The Company conducts regular performance appraisals and feedback processes annually to help employees improve their overall work efficiency. Year-end appraisal is the main form of performance assessment, covering all employees of the Company. Through OA[15] online assessment and Agile Dialogue[16] (敏捷對話) evaluation methods, we comprehensively consider the employees' work performance in the past year, including the achievement of employees' work goals, work attitude and behavior performance, improvement of skills and abilities, team contribution and leadership, feedback and results, etc. In addition, in order to have a more comprehensive understanding of employees' work performance and their inherent potentials, the Company introduces diversified assessment tools, such as 360-degree assessment and high-level talent assessment, when necessary. Performance assessment is not only a evaluation summary of employees' work performance, but also a key link in establishing a bridge of communication between the Company and employees, which promotes in-depth interaction and understanding between the two parties.

15 OA: Office Automation

16 Agile Dialogue: A way to provide frequent, real-time feedback with employees, emphasizing communication and collaboration between employees and managers

76 Ascentage Pharma Group International Environmental, Social and Governance Report 2024

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 77 Environmental, Social and Governance Report 2024 Performance Objectives Setting Performance Interview Evaluation Feedback and Adjustment • Employees and their supervisors jointly set clear performance objectives according to the Company’s strategic objectives and departmental tasks, such as annual objectives. • Employees conduct self - assessment and describe their achievement of goals, challenges encountered, achievements and learning gains in the past period. Employee Self - appraisal • Supervisor or manager assesses the employee’s work performance, including work attitude, quality of work, efficiency in completing tasks, and teamwork competency. Supervisor Appraisal • Supervisors conduct interviews with employees to give feedback on the assessment results, discuss their performance highlights and areas for improvement, formulate improvement measures, and discuss career development. • Based on the assessment results, employees have the opportunity to obtain bonuses, promotions, training opportunities or other forms of incentives. Performance Appraisal and Feedback Process In order to make the Company ’ s remuneration system more competitive and fair, in China, Ascentage Pharma conducts annual employee remuneration research . During the Reporting Period, through peer benchmarking and big data analysis, we clarified our market position, remuneration gap and employees ’ feedback, and formulated remuneration improvement plan accordingly . We further optimized the ratio of fixed and variable remuneration, refined performance appraisal criteria, and increased and adjusted remuneration and benefits programs, thereby improving employee satisfaction and promoting the achievement of the Company ’ s overall performance objectives . To accurately identify, cultivate, retain and develop talents, the Company has also formulated a long - term incentive plan, namely the employee stock ownership plan, which covers all employees from the senior management, middle management and key entry - level positions on management and technology . The core incentive method of this plan is mainly restricted shares, supplemented by cash incentives, aiming to motivate employees in all aspects . During the Reporting Period, Ascentage Pharma completed two rounds of stock incentive grants, with a 100 % employee coverage rate .

78 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 5.2.2 Talent Cultivation At Ascentage Pharma , we firmly believe that every employee is an integral part of the Company . In China , to this end , we have formulated the Rank Channel Management System ǉ ( 㚧㍊䙊䚃㇑⨶ࡦᓖ Ǌ ) to set up comprehensive career development channels and personalized career development plans for employees, which helps them achieve their career development targets . At the same time, we provide employees with all - rounded training and development paths to fully support them in realizing self - fulfillment . The Company continues to conduct the annual talent survey as a top priority of its talent strategy . We maximize the potential of employees by comprehensively assessing their capabilities and potentials, implementing differentiated talent management, identifying key positions and talents, formulating talent development and succession planning, facilitating talent mobility and optimizing team structure, and strengthening communication and feedback mechanisms . In 2024 , we implemented in - depth differentiated talent management initiatives in China . With the commitment to helping employees find a suitable career paths, we customized multiple career development paths, accurately matched professional skills, built a diversified talent evaluation system, nurtured an inclusive culture and implemented flexible incentive mechanism . Differentiated talent management Talent succession planning serves as an important mechanism for the Company to maintain the successful handover of talents in key positions . During the year, we took the Sales Department as a pilot for succession planning, setting up roles A (current employee) and roles B (potential successor) for core positions in China . Through skill and knowledge development training, and orderly position handover arrangements, while incorporating a mentoring system and regular evaluation and feedback mechanism, we effectively ensured the continuity of key positions to enhance the overall stability of the team . Talent succession planning Major initiatives for talent survey We are committed to ensuring that the skills and expertise of our employees are at the forefront of the industry by paying attention to their job - specific development training programs . As such, we provide employees with a variety of career development opportunities . Through our online learning platform, we regularly push selected learning resources for employees who wish to improve their leadership and general and professional capabilities, bringing employees a rich and colorful learning experience .

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 79 Environmental, Social and Governance Report 2024 Share • Shine Online Learning Platform In China, as an online learning platform exclusively for Ascentage staff members, Share • Shine platform regularly pushes rich learning resources covering leadership and general and professional capabilities for all employees, so as to help them acquire the soft skills necessary for the workplace and accelerate personal growth and career development . At present, the Share • Shine learning platform offers a total of 1 , 361 courses, of which 406 are internal courses, representing an increase of nearly 80 online courses compared to the end of 2023 . Through the combination of “ course + exam ” and “ compulsory + elective ” , the platform pushes customized projects such as new employee induction training and commercial employee capacity improvement, greatly improving employees ’ learning efficiency . AI - based Course Creation Training Camp In September 2024 , Ascentage Pharma launched a curriculum of AI - based course creation training camp for all employees in China . Focusing on the development situation and technical explanations of AI, and practical operation of AI - based course creation, the training encouraged employees to share their ideas and insights on AI technology, and learn and master the methods and techniques of AI - based course creation, so as to effectively improve the efficiency of course development .

80 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 Internal Training Camp for “ Elite Assault ” In July 2024 , in China, multiple departments of Ascentage Pharma jointly developed the internal training camp course of 2024 “ Elite Assault ” for the commercialization team . A total of 13 online intensive trainings sessions and 14 examinations were set up in the training camp . The course covered theoretical knowledge of products (competitive products) and blood diseases, workshops of diagnosis and treatment path, and successful experience sharing . 12 lecturers from the Marketing Department and the Medical Affairs Department gave lectures, 4 excellent front - line sales representatives shared their practical wisdom, and nearly 80 regional managers and sales representatives actively participated in the training, which roundly improved their comprehensive sales capabilities .

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 81 Environmental, Social and Governance Report 2024 International Industry - university - research Joint Training In China, Ascentage Pharma has partnered with educational institutions to develop or deliver joint training programs for staff to deepen industry - university - research exchanges and accelerate the process of nurturing international composite talents . We have partnered with the Xi ’ an Jiaotong - Liverpool University to establish an industrial academy, through which the Academy of Pharmacy provides part - time doctoral programs to our employees . After successful graduation, students will be awarded a doctoral degree from the University of Liverpool in the UK . As of the end of the Reporting Period, three employees are studying in Xi ’ an Jiaotong - Liverpool (PhD training program) . Partnering with Chinese Universities to Jointly Nurture Talents • Ascentage Pharma and China Pharmaceutical University partnered to set up a graduate training base for master ’ s degree program, and jointly sought a new model for graduate education . In 2024 , one Professional Master ’ s Degree intern participated in the practice . • Ascentage Pharma and the College of Pharmaceutical Sciences of Soochow University have launched a joint training program . In 2024 , there were two employees studying at Soochow University as the on - job graduates students . • In 2024 , there was one employee studying at Shenyang Pharmaceutical University as an on - job graduates student . In China , in order to encourage employees ’ further learning , the Company has established the Education Subsidy Policy ǉ ( ᮉ㛢䋷ࣙ᭯ㆆ Ǌ ) for both regular employees and third - party dispatched employees , which provides eligible employees with subsidies to participate in continuing education , including support for degree programs and certifications , such as education for on - job graduates and doctoral students and vocational qualification education . Subsidies are directly credited to the employees ’ salaries . The Company also offers external professional training and certification opportunities for employees and actively supports employees to participate in various international hematology - oncology academic conferences, so as to promote in - depth exchanges between employees and top experts at home and abroad for valuable experience . At the same time, the Company provides learning funds for employees .

82 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 Female Male 7.11 7.61 0 5 10 15 2.29% 53.09% 44.62% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Junior level staff Middle management Senior management Average training hours completed per employee by gender 44.44% 55.56% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Female Male by employee category During the Reporting Period, in China, the training coverage rate of the employees of Ascentage Pharma reached 100% , with an average training hour of 8 . 75 hours . The data grouped by different categories are as follows : Percentage of trained employees by category by gender

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 83 Environmental, Social and Governance Report 2024 3. Care and Welfare Ascentage Pharma regards employees as its indispensable and valuable members, and highly respects and values each employee . In order to comprehensively optimize employees ’ workplace experience, the Company actively adopts a series of welfare measures to enhance employees ’ mental wellbeing . At the same time, we attach great importance to the construction of communication mechanism with employees, and enhance employee engagement through effective communication, so as to ensure that every employee can deeply feel their importance and value in the course of the Company ’ s development . 1. Measures on Welfare We care for the physical and mental health of our employees through a variety of welfare measures . We have attentively created a comfortable and pleasant office environment, so as to make every employee feel the warmth and harmony like home and achieve a good balance between work and rest . As for online measures, we have created an exclusive friend cycle for Ascentage staff members, namely the “ Staff Home ” , where we share the updates from teams of the Company, shorten the distance between colleagues, and enhance mutual understanding and friendship . For offline measures, we actively carry out different kind of employee care activities, enrich the life of employees and enhance team cohesion . As of the end of the Reporting Period, various of our non - compensation benefit measures had covered 100 % of our employees . 1.15 5.49 9.98 0 5 10 15 by employee category Senior management Middle management Junior level staff

Environmental, Social and Governance Report 2024

Basic security	• Pay the amount of all social insurance and housing provident fund in full for employees
Health security	• Provide the welfare of health science lecture, supplemental life and medical insurance, sick leave with remuneration, annual health examination, and annual occupational health examination
Humanistic care	• Provide welfare measures such as annual leave, commuting allowance, meal allowance, overtime pay and transfer, birthday party and holiday gifts, donations and women's day holiday • Provide expatriate employees with special benefits such as offsite work allowance and welfare housing arrangements • Provide flexible working modes such as telecommuting and flexitime office, advocating the work life balance for employees • Organize sports competitions and activities on a regular basis
Family welfare	• Provide gifts for marriages and new children, maternity leave, paternity leave, maternity examination leave, parental leave with remuneration, breastfeeding leave, nursing leave and provide supplementary life and medical insurance for employees' immediate family members and children • Provide yoga fitness classes for female employees • Establish mother and baby rooms • Provide consolation money for employees in the event of major family changes
Psychological assistance	• We attach great importance to the psychological health of our employees, and have launched the Employee Psychological Assistance Program, which opens a 24-hour hotline for EAP psychological assistance for each employee, providing one-on-one psychological guidance and consulting services to help employees relieve their mental stress
Infrastructure	• Set up sports equipment, badminton hall, basketball court, yoga room, gym, fitness trail and office bar with spinning bike • Set up height-adjustable desks and ergonomic chairs to improve workplace comfort for employees • Provide dining and leisure places such as floating coffee bar and staff restaurant

84 Ascentage Pharma Group International Environmental, Social and Governance Report 2024

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 85 Environmental, Social and Governance Report 2024 Employee Care Activities • In China, the Company organized a mountain climbing team - building activity for all employees in autumn, with employees from subsidiaries and branches joining together to challenge local peaks . This activity not only enhanced the physical fitness of employees and effectively relieved the pressure of daily work, but also fostered deeper friendships among colleagues during the climbing experience, further cultivating a positive and cohesive corporate culture . • The New Year Party activities of the Company are held in a combination of online and offline methods . Annual summaries and commendations are conducted online to review annual achievements and reward outstanding employees and teams, while variety shows, interactive games and dinners are held offline . The New Year Party activities vividly showcased the Company ’ s corporate culture, strengthened team cohesion, and provided employees with valuable relaxation and networking opportunities, and fostered team harmony and drive for future development . • In China, the Company organized a shuttlecock competition, which engaged 170 enthusiastic employees . Under the guidance of the spirit of “ friendship first, competition second ” , this activity sparked the employees ’ sense of collective honor through intense competition and demonstrated the powerful force of teamwork . • In China, the Company meticulously planned a series of holiday - themed activities, with all employees of subsidiaries/branches actively participating . The ingenious combination of festival activities and interactive games enhanced employees ’ happiness and sense of belonging during the holidays, enabling employees to feel the care and warmth from the Company . In order to promote cultural understanding and collaboration among employees, strengthen the cohesion of cross - regional and cross - cultural teams, and advance the development of a diverse corporate culture, we have organized employee diversity exchange activities . These activities enhanced employees ’ understanding and acceptance of different cultures, fostered close cooperation among cross - cultural teams, improved communication efficiency, and laid a solid foundation for building a diverse corporate culture .

86 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 Online cross - regional cultural exchange In 2024 , Ascentage Pharma successfully held its global New Year Party, which successfully brought together employees and leaders from all over the world through an online platform . At the New Year Party, we reviewed the brilliant achievements of the past year, presented outstanding employee awards to outstanding contributors, and invited outstanding employee representatives from different countries to speak on stage to share their experiences and insights on stage . This event facilitated learning and communication among employees across different regions, greatly strengthening friendships among them and fostering a more cohesive global team . Intercultural team/departmental activities in daily work In order to promote the integration of teams or departments engaged in cross - cultural cooperation in daily work , in China , we have organized a series of wonderful activities, such as “ Ascentage Ladies ’ Day ( ӎⴋྣ⾎ㇰ ) ” “ Photography Competition ” “ Guandan Competition ( ᪌㳻∄䌭 ) ” “ Mid - Autumn Festival Activities ” “ Christmas & New Year Activities ” , etc . , which are arranged separately in each subsidiary/branch , and all employees are encouraged to participate . These activities are aimed at enhancing employees ’ communication and collaboration skills in actual work scenarios , helping them effectively address various challenges encountered in cross - cultural cooperation, thereby driving the entire team to improve operational efficiency and stimulate innovation potential .

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 87 Environmental, Social and Governance Report 2024 5.3.2 Employee Communication We attach importance to communication with our employees, building an all - round communication system for our employees . We take note of employees ’ needs through communication channels such as the annual employee town hall meetings, the WeChat platform on the Company ’ s intranet, the HR mailbox, and the compliance mailbox, encourage employees to actively participate in the Company ’ s decision - making process, and encourage them to offer their valuable advice . On this basis, we emphasize the employee satisfaction survey frequency and conduct quarterly satisfaction surveys on key areas such as welfare programs and dining environment . In addition, we hold regular internal assessments and take effective improvement measures to continuously enhance the levels of employee satisfaction . Employee Town Hall Meetings In China , in 2024 , the Company successfully held three employee town hall meetings, mainly focusing on the collection of opinions and communication on the issues regarding Remuneration and Performance Management System ǉ ( 㯚䞜㑮᭸㇑⨶ࡦᓖ Ǌ ), Management System for Interns ǉ ( ሖ㘂⭏㇑⨶ࡦᓖ Ǌ ), Sick Leave Management Measures ǉ ( ⯵ٷ㇑⨶䗖⌅ Ǌ ) and Employee Manual ǉ ( ଑ᐕ᡻޺ Ǌ ) ( 01 Version), etc . The Company promoted the effective implementation of the systems through all - employee democratic procedures , and solved the problems such as system implementation, rigidity of the systems, poor communication, lack of employee motivation and sense of belonging , etc . The smooth launch of the employee town hall meetings enhanced the effectiveness and execution of the system, significantly bolstering up employees ’ engagement and their bond with the Company, thereby laying a solid foundation for the long - term development of the company .

88 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 In 2024 , in China , we formulated the Employee Appeal Management System ǉ ( ଑ᐕ⭣䁤㇑ ⨶ࡦᓖ Ǌ ) and collected the employee engagement survey results to provide employees with a formal and confidential complaint reporting mechanism , further standardize the extent of human resource - related grievance reporting or escalation procedures, and specify the way of complaint, acceptance and investigation, handling process and confidentiality protection measures . In addition , the human resources department has set up a dedicated HQHR public mailbox for handling employee complaints , including but not limited to issues such as employees being unfairly treated or having their rights and interests jeopardized , and guarantees strict confidentiality in the handling process and timely feedback on the progress of investigation . As of the end of the Reporting Period, we have not received any complaints from employees regarding any violation incidents . 5 . 4 Welcoming Community With our dedication to social responsibility, we pay close attention to the needs of the community, actively participate in public welfare and charitable undertakings, take practical actions to fulfill corporate social responsibility, and strive to build a harmonious and warm community home . With a deep sense of responsibility and mission, we convey love with actions and repay society with sincerity .

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 89 Environmental, Social and Governance Report 2024 “ Ascentage Pharma Hope Forest ” Project Since June 2022 , in China , the Company collaborated with the China Green Foundation , we plant an “ Ascentage Pharma Hope Forest ” in Chaoyang City , Liaoning Province , with the aim of sowing seeds of hope and spreading the power of life to CML patients . In 2024 , we further extended the “ Ascentage Pharma Hope Forest ” project and carefully selected a series of high - quality sporting goods such as basketball, badminton and table tennis sets to be donated to the local Beisijiazi Primary School ( ेഋᇦᆀሿᆨ ) on a regular basis , to help the children exercise and keep healthy, so that they can enjoy the joy of sports as they grow up, and realize the value of teamwork and the spirit of perseverance in the process of sports . Olverembatinib Donation Program of Individual Medical Assistance In May 2024 , in China, Ascentage Pharma Olverembatinib Donation Program of Individual Medical Assistance was officially launched in Shunjian, Guangzhou, with the donation of medical assistance funds for olverembatinib to Quzhou Medical Health and Community Development Foundation with the aim of providing assistance to patients with T 315 I mutant indications in Quzhou City . The successful implementation of this project has solved the problem of drug accessibility and alleviated the burden of high medical expenses for patients with T 315 I mutant indications, fully demonstrating Ascentage Pharma ’ s outstanding performance and firm belief in fulfilling its social responsibility and commitment .

Environmental, Social and Governance Report 2024

Appendices

Appendix I – ESG Key Performance Indicators (KPIs)

ENVIRONMENTAL PERFORMANCE	Data in 2022	Data in 2023	Data in 2024	Unit
Direct energy consumption				
Total diesel consumption	35.00	33.00	30.00	liter
Total gasoline consumption	3,366.00	3,314.00	3,196.00	liter
Total natural gas consumption	611,179.50	959,135.00	815,882.00	m^3
Total direct energy consumption	5,499,845.56	8,613,703.42	7,330,482.50	kWh
Intensity of direct energy consumption	262.26	388.00	74.75	kWh/RMB10,000 revenue
Indirect energy consumption				
Total electricity consumption	7,152,347.39	9,986,720.90	10,269,138.00	kWh
Intensity of electricity consumption	341.06	449.85	104.72	kWh/RMB10,000 revenue
Comprehensive energy consumption[17]				
Total comprehensive energy consumption	12,652,192.95	18,600,424.32	17,599,620.50	kWh
Intensity of comprehensive energy consumption	603.32	837.86	179.47	kWh/RMB10,000 revenue
Greenhouse gas emissions[18]				
Greenhouse gas emissions (scope 1)	1,329.00	2,081.23	1,771.22	tCO_2e
Greenhouse gas emissions (scope 2)	4,078.98	5,695.43	5,510.42	tCO_2e

17 Comprehensive energy consumption is calculated in accordance with the General Rules for Calculation of the Comprehensive Energy Consumption (《綜合能耗計算通則》) (GB2589-2020) issued by the State Administration for Market Regulation and Standardization Administration of China.

18 Scope 1 greenhouse gas emissions involve the consumption of diesel, gasoline and natural gas, and the emission factors come from the Guidelines for Calculation Methods and Reporting of Greenhouse Gas Emissions from Industrial and Other Industrial Enterprises (《工業其他行業企業溫室氣體排放核算方法與報告指南》) announced by the National Development and Reform Commission. Scope 2 greenhouse gas emissions involve purchased electricity, and the emission factors come from the Announcement on Issuing the CO_2 Emission Factor of Electric Power in 2022 (《關於發佈2022年電力二氧化碳排放因子的公告》) issued by the Ministry of Ecology and Environment. In 2024, the Company launched the accounting of Scope 3 greenhouse gas emissions, and emission categories involved including purchased goods and services, fixed assets, fuel and energy related activities, upstream transportation and distribution, waste from operations, business travel, employee commuting, downstream transportation and distribution categories. Among them, the activity level data are from the financial system data of the Company and the estimated statistics of relevant departments, and the emission factors are from the China Greenhouse Gas Emission Coefficient Library for Product Life Cycle (2022) (《中國產品全生命週期溫室氣體排放系數集(2022)》) issued by the Environmental Planning Institute of the Ministry of Ecology and Environment.

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Environmental, Social and Governance Report 2024

ENVIRONMENTAL PERFORMANCE	Data in 2022	Data in 2023	Data in 2024	Unit
Greenhouse gas emissions (scope 1, 2)	5,407.99	7,776.66	7,281.64	tCO_2e
Intensity of greenhouse gas emissions (scope 1, 2)	0.26	0.35	0.07	tCO_2e/ RMB10,000 revenue
Greenhouse gas emissions (scope 3) *C1: Purchased goods and services*	/	112.18	129.75	tCO_2e
Greenhouse gas emissions (scope 3) *C2: Fixed Assets*	/	/	646.20	tCO_2e
Greenhouse gas emissions (scope 3) *C3: Fuel and energy related activities*	/	/	464.43	tCO_2e
Greenhouse gas emissions (scope 3) *C4: Upstream transportation and distribution*	/	0.07	0.07	tCO_2e
Greenhouse gas emissions (scope 3) *C5: Waste from operations*	/	/	0.26	tCO_2e
Greenhouse gas emissions (scope 3) *C6: Business travel*	/	1,008.00	426.91	tCO_2e
Greenhouse gas emissions (scope 3) *C7: Employee Commuting*	/	188.72	112.42	tCO_2e
Greenhouse gas emissions (scope 3) *C9: Downstream transportation and distribution*	/	0.55	0.37	tCO_2e
Greenhouse gas emissions (scope 3)	/	1,309.53	1,780.41	tCO_2e
Intensity of greenhouse gas emissions (scope 3)	/	0.06	0.02	tCO_2e/ RMB10,000 revenue

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Environmental, Social and Governance Report 2024

ENVIRONMENTAL PERFORMANCE	Data in 2022	Data in 2023	Data in 2024	Unit
Waste gas emissions[19]				
Oxynitride	0.13	0.79	0.66	ton
Sulfur oxides	/	/	0.06	ton
Non-methane hydrocarbon	0.05	0.19	0.44	ton
Wastewater discharge[20]				
Total wastewater discharge	56,092.50	60,671.00	83,631.00	ton
COD emission	0.65	0.91	0.62	ton
Ammonia nitrogen emission	0.02	0.02	0.02	ton
Water consumption				
Total water consumption	94,968.00	115,526.00	121,238.00	ton
Intensity of total water consumption	4.53	5.20	1.24	ton/RMB10,000 revenue
Waste produced				
Non-hazardous waste produced[21]	12.85	16.87	19.69	ton
Intensity of non-hazardous waste produced	0.61	0.76	0.20	Kg/RMB10,000 revenue
Hazardous waste produced[22]	26.08	47.91	59.25	ton
Intensity of hazardous waste produced	1.24	2.16	0.60	Kg/RMB10,000 revenue

19 The Company's waste gas emissions are mainly nitrogen oxides, sulfur oxides and non-methane hydrocarbons.

20 The Company's wastewater discharge categories are mainly laboratory wastewater and domestic wastewater, and the wastewater pollutants are mainly COD and ammonia nitrogen.

21 The Company's non-hazardous waste mainly includes domestic waste, kitchen waste, waste paper and waste plastic.

22 The Company's hazardous waste mainly includes medical wastes, waste organic solutions, other laboratory wastes, waste fluorescent tubes and waste activated carbon.

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Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 93 Environmental, Social and Governance Report 2024 Unit Data in 2024 Data in 2023 Data in 2022 Social performance Number of suppliers by region / 97 73 62 Overseas / 978 905 961 Mainland China and Hong Kong, Macau and Taiwan Intellectual property piece 63 42 32 Number of patent applications piece 43 51 56 Number of patents issued person 567 586 580 Total number of employees – By employment category person 567 586 580 Full - time person 0 0 0 Part - time – By gender person 252 259 257 Male person 315 327 323 Female – By age group person 47 73 106 Aged 30 or below person 453 459 411 Aged 30 - 50 person 67 54 63 Aged 50 or above – By region person 461 488 495 Mainland China person 106 98 85 Overseas % 16.58 13.14 29.31 Total turnover rate of employees – By gender % 16.73 13.13 38.13 Male % 16.46 13.15 22.29 Female

Environmental, Social and Governance Report 2024

Social performance	Data in 2022	Data in 2023	Data in 2024	Unit
– By age group				
Aged 30 or below	24.53	19.18	34.04	%
Aged 30-50	28.71	12.85	14.79	%
Aged 50 or above	41.27	7.41	15.94	%
– By Region				
Mainland China	26.46	13.93	18	%
Overseas	45.88	1.02	10.38	%
Percentage of employees trained	**100**	**100**	**100**	**%**
– By gender				
Male	44.31	44.20	44.44	%
Female	55.69	55.80	55.56	%
– By employee category				
Senior management	4.83	4.44	2.29	%
Middle management	44.83	50.34	53.09	%
Ordinary staff	50.34	45.22	44.62	%
Average training hours completed per employee	**8.9**	**8.2**	**8.75**	**hour**
– By gender				
Male	8.84	8.10	7.11	hour
Female	9.02	8.23	7.61	hour
– By employee category				
Senior management	3.00	3.00	1.15	hour
Middle management	7.93	7.02	5.49	hour
Ordinary staff	10.40	9.96	9.98	hour
Number of work-related fatalities	0	0	0	person
Ratio of work-related fatalities	0	0	0	%
Workdays lost due to work-related injuries	0	0	0	day
Amount donated to the community	200	200	632.2	RMB10,000

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Environmental, Social and Governance Report 2024

Appendix II – Hong Kong Stock Exchange Environmental, Social and Governance Reporting Code Content Index

Subject Areas, Aspects, General Disclosures and KPIs			Index
Environmental			
A1: Emissions	General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	Green Production, Safety Assurance – Environmental Management, Emission Management
	A1.1	The types of emissions and respective emissions Data.	Appendix I – ESG Key Performance Indicators (KPIs)
	A1.2	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions and intensity.	Appendix I – ESG Key Performance Indicators (KPIs)
	A1.3	Total hazardous waste produced and intensity.	Appendix I – ESG Key Performance Indicators (KPIs)
	A1.4	Total non-hazardous waste produced and intensity.	Appendix I – ESG Key Performance Indicators (KPIs)
	A1.5	Description of emission target(s) set and steps taken to achieve them.	Green Production, Safety Assurance – Emission Management
	A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	Green Production, Safety Assurance – Emission Management

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 95

Environmental, Social and Governance Report 2024

Subject Areas, Aspects, General Disclosures and KPIs			Index
A2: Use of Resources	General Disclosure	Policies on the efficient use of resources, including energy, water and other raw materials.	Green Production, Safety Assurance – Response to climate change, emissions management
	A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total and intensity.	Appendix I – ESG Key Performance Indicators (KPIs)
	A2.2	Water consumption in total and intensity.	Appendix I – ESG Key Performance Indicators (KPIs)
	A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	Green Production, Safety Assurance – Tackling Climate Change
	A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	Green Production, Safety Assurance – Emission Management
	A2.5	Total packaging material used for finished products and with reference to per unit produced.	The current production activities of Ascentage Pharma do not involve the use of packaging materials. Therefore, this indicator is not applicable currently
A3: The Environment and Natural Resources	General Disclosure	Policies on minimising the issuer's significant impacts on the environment and natural resources.	Green Production, Safety Assurance – Tackling Climate Change
	A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	Green Production, Safety Assurance – Tackling Climate Change

96 Ascentage Pharma Group International Environmental, Social and Governance Report 2024

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 97 Environmental, Social and Governance Report 2024 Subject Areas, Aspects, General Disclosures and KPIs Index Social Empowering Talents to Create Warmth Together – Employment Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti - discrimination, and other benefits and welfare. General Disclosure B1: Employment Appendix I – ESG Key Performance Indicators (KPIs) Total workforce by gender, employment type, age group and geographical region. B1.1 Appendix I – ESG Key Performance Indicators (KPIs) Employee turnover rate by gender, age group and geographical region. B1.2 Green Production, Safety Assurance – Occupational Health and Safety Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards. General Disclosure B2: Health and Safety Appendix I – ESG Key Performance Indicators (KPIs) Number and rate of work - related fatalities occurred in each of the past three years. B2.1 Appendix I – ESG Key Performance Indicators (KPIs) Workdays lost due to work - related injuries. B2.2 Green Production, Safety Assurance – Occupational Health and Safety Description of occupational health and safety measures adopted, and how they are implemented and monitored. B2.3

Environmental, Social and Governance Report 2024

Subject Areas, Aspects, General Disclosures and KPIs			Index
B3: Development and Training	General Disclosure	Policies on improving employees' knowledge and kills for discharging duties at work. Description of raining activities.	Empowering Talents to Create Warmth Together – Talent Development
	B3.1	The percentage of employees trained by gender and employee category.	Appendix I – ESG Key Performance Indicators (KPIs)
	B3.2	The average training hours completed per employee by gender and employee category.	Appendix I – ESG Key Performance Indicators (KPIs)
B4: Labor Standards	General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labor.	Empowering Talents to Create Warmth Together – Employment
	B4.1	Description of measures to review employment practices to avoid child and forced labor.	Empowering Talents to Create Warmth Together – Employment
	B4.2	Description of steps taken to eliminate such practices when discovered.	Empowering Talents to Create Warmth Together – Employment
B5: Supply Chain Management	General Disclosure	Policies on managing environmental and social risks of the supply chain.	Strict Quality Control and Sustainable Supply – Supply Chain Management
	B5.1	Number of suppliers by geographical region.	Appendix I – ESG Key Performance Indicators (KPIs)
	B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	Strict Quality Control and Sustainable Supply – Supply Chain Management
	B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	Strict Quality Control and Sustainable Supply – Supply Chain Management
	B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	Strict Quality Control and Sustainable Supply – Supply Chain Management

98 Ascentage Pharma Group International Environmental, Social and Governance Report 2024

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 99 Environmental, Social and Governance Report 2024 Subject Areas, Aspects, General Disclosures and KPIs Index Strict Quality Control and Sustainable Supply – Quality and Safety Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress. General Disclosure B6: Product Responsibility Strict Quality Control and Sustainable Supply – Quality and Safety Percentage of total products sold or shipped subject to recalls for safety and health reasons. B6.1 Strict Quality Control and Sustainable Supply – Excellent Services Number of products and service - related complaints received and how they are dealt with. B6.2 Global Presence & R&D and Innovation – Intellectual Property Rights Description of practices relating to observing and protecting intellectual property rights. B6.3 Strict Quality Control and Sustainable Supply – Quality and Safety Description of quality assurance process and recall procedures. B6.4 Strict Quality Control and Sustainable Supply – Excellent Services Description of consumer data protection and privacy policies, and how they are implemented and monitored. B6.5

100 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 Subject Areas, Aspects, General Disclosures and KPIs Index Corporate Governance and Solid Foundations – Business Ethics Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering. General Disclosure B7. Anticorruption Corporate Governance and Solid Foundations – Business Ethics Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the Reporting Period and the outcomes of the cases. B7.1 Corporate Governance and Solid Foundations – Business Ethics Description of preventive measures and whistle blowing procedures, and how they are implemented and monitored. B7.2 Corporate Governance and Solid Foundations – Business Ethics Description of anti - corruption training provided to directors and staff. B7.3 Empowering Talents to Create Warmth Together – Warming Community Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities ’ interests. General Disclosure B8: Community Investment Empowering Talents to Create Warmth Together – Welcoming Community Focus areas of contribution (e.g. education, environmental concerns, labor needs, health, culture, sport). B8.1 Empowering Talents to Create Warmth Together – Welcoming Community Resources contributed (e.g. money or time) to the focus area. B8.2

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 101 Environmental, Social and Governance Report 2024 Part D: Climate - related Disclosures Index Climate - related Disclosures Requirements 19. An issuer shall disclose information about: (I) Governance (a) the governance body(s) (which can include a board, committee or equivalent body charged with governance) or individual(s) responsible for oversight of climate - related risks and opportunities. Specifically, the issuer shall identify that body(s) or individual(s) and disclose information about: Green Production, Safety Assurance – Tackling Climate Change (i) how the body(s) or individual(s) determines whether appropriate skills and competencies are available or will be developed to oversee strategies designed to respond to climate - related risks and opportunities Green Production, Safety Assurance – Tackling Climate Change (ii) how and how often the body(s) or individual(s) is informed about climate - related risks and opportunities Green Production, Safety Assurance – Tackling Climate Change (iii) how the body(s) or individual(s) takes into account climate - related risks and opportunities when overseeing the issuer ’ s strategy, its decisions on major transactions, and its risk management processes and related policies, including whether the body(s) or individual(s) has considered trade - offs associated with those risks and opportunities Green Production, Safety Assurance – Tackling Climate Change (iv) how the body(s) or individual(s) oversees the setting of, and monitors progress towards, targets related to climate - related risks and opportunities (see paragraphs 37 to 40), including whether and how related performance metrics are included in remuneration policies (see paragraph 35) (b) management ’ s role in the governance processes, controls and procedures used to monitor, manage and oversee climate - related risks and opportunities, including information about: Green Production, Safety Assurance – Tackling Climate Change (i) whether the role is delegated to a specific management - level position or management - level committee and how oversight is exercised over that position or committee Green Production, Safety Assurance – Tackling Climate Change (ii) whether management uses controls and procedures to support the oversight of climate - related risks and opportunities and, if so, how these controls and procedures are integrated with other internal functions

102 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 Index Climate - related Disclosures Requirements Climate - related risks and opportunities 20. An issuer shall disclose information to enable an understanding of climate - related risks and opportunities that could reasonably be expected to affect the issuer ’ s cash flows, its access to finance or cost of capital over the short, medium or long term. Specifically, the issuer shall: (II) Strategy Green Production, Safety Assurance – Tackling Climate Change (a) describe climate - related risks and opportunities that could reasonably be expected to affect the issuer ’ s cash flows, its access to finance or cost of capital over the short, medium or long term Green Production, Safety Assurance – Tackling Climate Change (b) explain, for each climate - related risk the issuer has identified, whether the issuer considers the risk to be a climate - related physical risk or climate - related transition risk Green Production, Safety Assurance – Tackling Climate Change (c) specify, for each climate - related risk and opportunity the issuer has identified, over which time horizons – short, medium or long term – the effects of each climate - related risk and opportunity could reasonably be expected to occur Green Production, Safety Assurance – Tackling Climate Change (d) explain how the issuer defines ‘ short term ’ , ‘ medium term ’ and ‘ long term ’ and how these definitions are linked to the planning horizons used by the issuer for strategic decision - making Business model and value chain 21 . An issuer shall disclose information that enables an understanding of the current and anticipated effects of climate - related risks and opportunities on the issuer ’ s business model and value chain . Specifically, the issuer shall disclose : Green Production, Safety Assurance – Tackling Climate Change (a) a description of the current and anticipated effects of climate - related risks and opportunities on the issuer ’ s business model and value chain Green Production, Safety Assurance – Tackling Climate Change (b) a description of where in the issuer ’ s business model and value chain climate - related risks and opportunities are concentrated (for example, geographical areas, facilities and types of assets)

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 103 Environmental, Social and Governance Report 2024 Index Climate - related Disclosures Requirements Strategy and decision - making 22. An issuer shall disclose information that enables an understanding of the effects of climate - related risks and opportunities on its strategy and decision - making. Specifically, the issuer shall disclose: (a) information about how the issuer has responded to, and plans to respond to, climate - related risks and opportunities in its strategy and decision - making, including how the issuer plans to achieve any climate - related targets it has set and any targets it is required to meet by law or regulation. Specifically, the issuer shall disclose information about: Green Production, Safety Assurance – Tackling Climate Change (i) current and anticipated changes to the issuer ’ s business model, including its resource allocation, to address climate - related risks and opportunities Green Production, Safety Assurance – Tackling Climate Change (ii) current and anticipated adaptation and mitigation efforts (whether direct or indirect) Green Production, Safety Assurance – Tackling Climate Change (iii) any climate - related transition plan the issuer has (including information about key assumptions used in developing its transition plan, and dependencies on which the issuer ’ s transition plan relies), or an appropriate negative statement where the issuer does not have a climate - related transition plan Green Production, Safety Assurance – Tackling Climate Change (iv) how the issuer plans to achieve any climate - related targets (including any greenhouse gas emissions targets (if any)) set out in paragraphs 37 to 40 Green Production, Safety Assurance – Tackling Climate Change (b) information about how the issuer is resourcing, and plans to resource, the activities disclosed in accordance with paragraph 22(a) Green Production, Safety Assurance – Tackling Climate Change 23. An issuer shall disclose information about the progress of plans disclosed in previous reporting periods in accordance with paragraph 22(a)

104 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 Index Climate - related Disclosures Requirements Financial position, financial performance and cash flows Current financial effect 24. An issuer shall disclose qualitative and quantitative information about: Green Production, Safety Assurance – Tackling Climate Change (a) how climate - related risks and opportunities have affected its financial position, financial performance and cash flows for the Reporting Period Green Production, Safety Assurance – Tackling Climate Change (b) the climate - related risks and opportunities identified in paragraph 24(a) for which there is a significant risk of a material adjustment within the next annual Reporting Period to the carrying amounts of assets and liabilities reported in the related financial statements Plan to be disclosed through the 2025 Environmental, Social and Governance Report Financial position, financial performance and cash flows Anticipated financial effect 25. The issuer shall provide qualitative and quantitative disclosures about: (a) how the issuer expects its financial position to change over the short, medium and long term, given its strategy to manage climate - related risks and opportunities, taking into consideration: Plan to be disclosed through the 2025 Environmental, Social and Governance Report (i) its investment and disposal plans Plan to be disclosed through the 2025 Environmental, Social and Governance Report (ii) its planned sources of funding to implement its strategy

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 105 Environmental, Social and Governance Report 2024 Index Climate - related Disclosures Requirements Plan to be disclosed through the 2025 Environmental, Social and Governance Report (b) how the issuer expects its financial performance and cash flows to change over the short, medium and long term, given its strategy to manage climate - related risks and opportunities Climate resilience 26. An issuer shall disclose information that enables an understanding of the resilience of the issuer ’ s strategy and business model to climate - related changes, developments and uncertainties, taking into consideration the issuer ’ s identified climate - related risks and opportunities. An issuer shall use climate - related scenario analysis to assess its climate resilience using an approach that is commensurate with an issuer ’ s circumstances. In providing quantitative information, the issuer may disclose a single amount or a range. Specifically, the issuer shall disclose: (a) the issuer ’ s assessment of its climate resilience as at the reporting date, which shall enable an understanding of: Green Production, Safety Assurance – Tackling Climate Change (i) the implications, if any, of the issuer ’ s assessment for its strategy and business model, including how the issuer would need to respond to the effects identified in the climate - related scenario analysis Green Production, Safety Assurance – Tackling Climate Change (ii) the significant areas of uncertainty considered in the issuer ’ s assessment of its climate resilience Green Production, Safety Assurance – Tackling Climate Change (iii) the issuer ’ s capacity to adjust, or adapt its strategy and business model to climate change over the short, medium or long term

106 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 Index Climate - related Disclosures Requirements (b) how and when the climate - related scenario analysis was carried out, including: (i) information about the inputs used, including: Green Production, Safety Assurance – Tackling Climate Change (1) which climate - related scenarios the issuer used for the analysis and the sources of such scenarios Green Production, Safety Assurance – Tackling Climate Change (2) whether the analysis included a diverse range of climate - related scenarios Green Production, Safety Assurance – Tackling Climate Change (3) whether the climate - related scenarios used for the analysis are associated with climate - related transition risks or climate - related physical risks Green Production, Safety Assurance – Tackling Climate Change (4) whether the issuer used, among its scenarios, a climate - related scenario aligned with the latest international agreement on climate change Green Production, Safety Assurance – Tackling Climate Change (5) why the issuer decided that its chosen climate - related scenarios are relevant to assessing its resilience to climate - related changes, developments or uncertainties Green Production, Safety Assurance – Tackling Climate Change (6) time horizons the issuer used in the analysis Green Production, Safety Assurance – Tackling Climate Change (7) what scope of operations the issuer used in the analysis (for example, the operation, locations and business units used in the analysis)

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 107 Environmental, Social and Governance Report 2024 Index Climate - related Disclosures Requirements Green Production, Safety Assurance – Tackling Climate Change (ii) the key assumptions the issuer made in the analysis Green Production, Safety Assurance – Tackling Climate Change (iii) the reporting period in which the climate - related scenario analysis was carried out 27. An issuer shall disclose information about: (III) Risk Management (a) the processes and related policies it uses to identify, assess, prioritise and monitor climate - related risks, including information about: Green Production, Safety Assurance – Tackling Climate Change (i) the inputs and parameters the issuer uses (for example, information about data sources and the scope of operations covered in the processes) Green Production, Safety Assurance – Tackling Climate Change (ii) whether and how the issuer uses climate - related scenario analysis to inform its identification of climate - related risks Green Production, Safety Assurance – Tackling Climate Change (iii) how the issuer assesses the nature, likelihood and magnitude of the effects of those risks (for example, whether the issuer considers qualitative factors, quantitative thresholds or other criteria) Green Production, Safety Assurance – Tackling Climate Change (iv) whether and how the issuer prioritises climate - related risks relative to other types of risks Green Production, Safety Assurance – Tackling Climate Change (v) how the issuer monitors climate - related risks

108 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 Index Climate - related Disclosures Requirements Green Production, Safety Assurance – Tackling Climate Change (vi) whether and how the issuer has changed the processes it uses compared with the previous reporting period Green Production, Safety Assurance – Tackling Climate Change (b) the processes the issuer uses to identify, assess, prioritise and monitor climate - related opportunities (including information about whether and how the issuer uses climate - related scenario analysis to inform its identification of climate - related opportunities) Green Production, Safety Assurance – Tackling Climate Change (c) the extent to which, and how, the processes for identifying, assessing, prioritising and monitoring climate - related risks and opportunities are integrated into and inform the issuer ’ s overall risk management process Greenhouse gas emissions 28. An issuer shall disclose its absolute gross greenhouse gas emissions generated during the reporting period, expressed as metric tons of CO 2 equivalent, classified as: (IV) Metrics and Targets Green Production, Safety Assurance – Tackling Climate Change (a) Scope 1 greenhouse gas emissions Green Production, Safety Assurance – Tackling Climate Change (b) Scope 2 greenhouse gas emissions Green Production, Safety Assurance – Tackling Climate Change (c) Scope 3 greenhouse gas emissions 29. An issuer shall: (a) measure its greenhouse gas emissions in accordance with the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (2004) unless required by a jurisdictional authority or another exchange on which the issuer is listed to use a different method for measuring greenhouse gas emissions

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 109 Environmental, Social and Governance Report 2024 Index Climate - related Disclosures Requirements (b) disclose the approach it uses to measure its greenhouse gas emissions including: Green Production, Safety Assurance – Tackling Climate Change (i) the measurement approach, inputs and assumptions the issuer uses to measure its greenhouse gas emissions Green Production, Safety Assurance – Tackling Climate Change (ii) the reason why the issuer has chosen the measurement approach, inputs and assumptions it uses to measure its greenhouse gas emissions Green Production, Safety Assurance – Tackling Climate Change (iii) any changes the issuer made to the measurement approach, inputs and assumptions during the reporting period and the reasons for those changes Green Production, Safety Assurance – Tackling Climate Change (c) for Scope 2 greenhouse gas emissions disclosed in accordance with paragraph 28(b), disclose its location - based Scope 2 greenhouse gas emissions, and provide information about any contractual instruments that is necessary to enable an understanding of the issuer ’ s Scope 2 greenhouse gas emissions Green Production, Safety Assurance – Tackling Climate Change (d) for Scope 3 greenhouse gas emissions disclosed in accordance with paragraph 28(c), disclose the categories included within the issuer ’ s measure of Scope 3 greenhouse gas emissions, in accordance with the Scope 3 categories described in the Greenhouse Gas Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2011) Green Production, Safety Assurance – Tackling Climate Change Climate - related transition risks 30. An issuer shall disclose the amount and percentage of assets or business activities vulnerable to climate - related transition risks Green Production, Safety Assurance – Tackling Climate Change Climate - related physical risks 31. An issuer shall disclose the amount and percentage of assets or business activities vulnerable to climate - related physical risks

110 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 Index Climate - related Disclosures Requirements Green Production, Safety Assurance – Tackling Climate Change Climate - related opportunities 32. An issuer shall disclose the amount and percentage of assets or business activities aligned with climate - related opportunities Plan to be disclosed through the 2025 Environmental, Social and Governance Report Capital deployment 33. An issuer shall disclose the amount of capital expenditure, financing or investment deployed towards climate - related risks and opportunities Internal carbon prices 34. An issuer shall disclose: Not applicable (a) an explanation of whether and how the issuer is applying a carbon price in decision - making (for example, investment decisions, transfer pricing, and scenario analysis) Not applicable (b) the price of each metric tonne of greenhouse gas emissions the issuer uses to assess the costs of its greenhouse gas emissions Protecting Our Planet : Climate Change Remuneration 35 . An issuer shall disclose whether and how climate - related considerations are factored into remuneration policy, or an appropriate negative statement . This may form part of the disclosure under paragraph 19 (a)(iv) Not applicable Industry - based metrics 36. An issuer is encouraged to disclose industry - based metrics that are associated with one or more particular business models, activities or other common features that characterise participation in an industry. In determining the industry - based metrics that the issuer discloses, an issuer is encouraged to refer to and consider the applicability of the industry - based metrics associated with disclosure topics described in the IFRS S2 Industry - based Guidance on implementing Climate - related Disclosures and other industry - based disclosure requirements prescribed under other international ESG reporting frameworks

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 111 Environmental, Social and Governance Report 2024 Index Climate - related Disclosures Requirements Climate - related targets 37. An issuer shall disclose (a) the qualitative and quantitative climate - related targets the issuer has set to monitor progress towards achieving its strategic goals; and (b) any targets the issuer is required to meet by law or regulation, including any greenhouse gas emissions targets. For each target, the issuer shall disclose Green Production, Safety Assurance – Tackling Climate Change (a) the metric used to set the target Green Production, Safety Assurance – Tackling Climate Change (b) the objective of the target (for example, mitigation, adaptation or conformance with science - based initiatives) Green Production, Safety Assurance – Tackling Climate Change (c) the part of the issuer to which the target applies (for example, whether the target applies to the issuer in its entirety or only a part of the issuer, such as a specific business unit or geographic region) Green Production, Safety Assurance – Tackling Climate Change (d) the period over which the target applies Green Production, Safety Assurance – Tackling Climate Change (e) the base period from which progress is measured Green Production, Safety Assurance – Tackling Climate Change (f) milestones or interim targets (if any) Green Production, Safety Assurance – Tackling Climate Change (g) if the target is quantitative, whether the target is an absolute target or an intensity target

112 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 Index Climate - related Disclosures Requirements Green Production, Safety Assurance – Tackling Climate Change (h) how the latest international agreement on climate change, including jurisdictional commitments that arise from that agreement, has informed the target 38. An issuer shall disclose information about its approach to setting and reviewing each target, and how it monitors progress against each target, including: Green Production, Safety Assurance – Environmental Management, Tackling Climate Change (a) whether the target and the methodology for setting the target has been validated by a third party Green Production, Safety Assurance – Environmental Management, Tackling Climate Change (b) the issuer ’ s processes for reviewing the target Green Production, Safety Assurance – Environmental Management, Tackling Climate Change (c) the metrics used to monitor progress towards reaching the target Green Production, Safety Assurance – Environmental Management, Tackling Climate Change (d) any revisions to the target and an explanation for those revisions 39. An issuer shall disclose information about its performance against each climate - related target and an analysis of trends or changes in the issuer ’ s performance

Environmental, Social and Governance Report 2024 Ascentage Pharma Group International 113 Environmental, Social and Governance Report 2024 Index Climate - related Disclosures Requirements 40. For each greenhouse gas emissions target disclosed in accordance with paragraphs 37 to 39, an issuer shall disclose: Green Production, Safety Assurance – Environmental Management, Tackling Climate Change (a) which greenhouse gases are covered by the target Green Production, Safety Assurance – Environmental Management, Tackling Climate Change (b) whether Scope 1, Scope 2 or Scope 3 greenhouse gas emissions are covered by the target Green Production, Safety Assurance – Environmental Management, Tackling Climate Change (c) whether the target is a gross greenhouse gas emissions target or a net greenhouse gas emissions target. If the issuer discloses a net greenhouse gas emissions target, the issuer is also required to separately disclose its associated gross greenhouse gas emissions target Green Production, Safety Assurance – Environmental Management, Tackling Climate Change (d) whether the target was derived using a sectoral decarbonisation approach (e) the issuer ’ s planned use of carbon credits to offset greenhouse gas emissions to achieve any net greenhouse gas emissions target . In explaining its planned use of carbon credits, the issuer shall disclose : Not applicable (i) the extent to which, and how, achieving any net greenhouse gas emissions target relies on the use of carbon credits Not applicable (ii) which third - party scheme(s) will verify or certify the carbon credits

114 Ascentage Pharma Group International Environmental, Social and Governance Report 2024 Environmental, Social and Governance Report 2024 Index Climate - related Disclosures Requirements Not applicable (iii) the type of carbon credit, including whether the underlying offset will be nature - based or based on technological carbon removals, and whether the underlying offset is achieved through carbon reduction or removal Not applicable (iv) any other factors necessary to enable an understanding of the credibility and integrity of the carbon credits the issuer plans to use (for example, assumptions regarding the permanence of the carbon offset) Not applicable Applicability of cross - industry metrics and industry - based metrics 41. In preparing disclosures to meet the requirements in paragraphs 21 to 26 and 37 to 38, an issuer shall refer to and consider (i) the applicability of cross - industry metrics (see paragraphs 28 to 35) and (ii) industry - based metrics (see paragraph 36)